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07027063

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Emeco Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 04 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35011 FISCAL YEAR 6-30-07

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dw

DAT : 10/3/07

ARIS
6-30-07

Emeco Holdings Limited and its Controlled Entities

ABN 89 112 188 815

Annual Financial Report

30 June 2007

CONTENTS

Chairman's Report

On behalf of the directors I am pleased to present Emeco Holdings Ltd's annual report to shareholders for the 2006/2007 year.

Performance for the year

The past financial year was our first as a listed company on the Australian Stock Exchange. Following the listing, our primary focus has been on growing Emeco's business and, in the process, delivering the ambitious financial results for the year which were outlined in the Company's prospectus.

The achievement of our prospectus forecast results presented Emeco with a significant challenge. However, we have met the challenge and exceeded most of these forecasts. Pro-forma earnings before interest, tax and amortisation (**EBITA**) was forecast to increase by 36.2% in the 2006/2007 financial year to $121.8 million whereas, in fact, pro forma EBITA increased by 43.7% to $128.5M. We also forecast pro-forma net profit after tax (**NPAT**) for the year of $70.3 million whereas actual pro-forma NPAT was $74.7M resulting in pro-forma earnings per share of 11.8 cents.

These results are an impressive achievement and they demonstrate Emeco's continued capacity to execute its growth strategy and deliver to shareholders. It is pleasing to note we continued to witness a growing acceptance of Emeco's dry hire product offering by existing and new customers both in Australian and in our international businesses.

We have also seen strong growth from Emeco's recent acquisitions, particularly from our Canadian and European operations.

Our people

Our impressive financial performance and the continuing execution of our strategy in the 2006/2007 year were underpinned by the commitment of our staff. I want to take this opportunity on behalf of the board to thank them for their hard work and professionalism during a year which has required many of them to go beyond the normal call of duty for the sake of the Company and its shareholders.

As part of Emeco's commitment to the safety and health of its staff, we worked hard during the year to ensure we have best practice occupational health and safety systems and processes in place at all of Emeco's global operations. We continue to make real progress in this area and it is a source of real satisfaction to me to see that a safety culture is being embedded in the Company.

Dividend

The dividend policy of the board is to distribute to shareholders approximately 35 to 45% of annual net statutory profit after tax and to frank dividends to the fullest extent possible. In line with our policy, the directors have declared a final fully franked dividend of 2.5 cents per share, taking the full year fully franked dividend for the 2006/2007 year to 3.5 cents.

The future

Emeco's customers have embraced our integrated business model in increasing numbers in recent years. We have witnessed a growing demand for our equipment dry hire product offering as well as increased opportunities for our sales and parts divisions. Emeco's proven ability to provide flexible product offerings to its customers is the foundation of the Company's success.

We are confident Emeco will continue to deliver significant growth to shareholders. Our confidence is based not only on our belief that Emeco has a sound and durable business model, but also on Emeco's highly disciplined approach to capital expenditure and the continuing global demand for commodities. We believe these factors, combined with world class management and staff, will underpin the ongoing success of Emeco.

Alec Brennan
Chairman

Managing Director's Report

The year has been an exciting period with a number of significant challenges for us in our first full year as a public company. The transition from private to public ownership has placed all of us on a steep learning curve, presenting a range of new challenges as we adjusted to increased scrutiny and disclosure and the expectations of market analysts and our investor base to be readily available. We feel we have coped well with the challenges and are in better stead for the upcoming years.

While the overall markets around the world have presented numerous opportunities, we have experienced a number of supply side constraints such as quarantine delays on most Australian wharfs, transport bottlenecks on rail networks and ports, along with delays in securing equipment and an unprecedented shortage of labour which has influenced the predictability of daily life. Notwithstanding these constraints, we had a wonderfully successful year which has established us as a truly world class rental company.

Our primary challenge was to achieve our prospectus forecast earnings for the year. For us, the forecasts were a commitment to our new shareholders and other stakeholders. We accepted the responsibility to achieve the forecasts, while at the same time, ensuring everything we pursued was completed in a manner which built upon our existing foundations to ensure a sustainable future for the Company. It is therefore with a great sense of pride in our people that we present to our shareholders the results set out in this report.

Building for the long term

Whilst the relatively short term focus of prospectus earnings forecasts presented us with some unique challenges, we never let our focus slip from the main objective - building a global business which will generate shareholder wealth for the long term.

During the year, with this long term vision in mind, we continued the process of growing our business in a manner which is commercially and socially sustainable. This involved initiatives in a number of areas.

Investing in the business

We invested a total of $243.2M during the year. This comprised $182.9 million in growth capital of which $135.2 million was invested in organic growth and $47.7 million was invested in acquisitions. In addition, we invested $60.3M to maintenance capital. The size of our rental fleet increased by 199 machines to 1013. Much of our organic growth was driven by demand from existing and new customers in Australia and Canada.

We have also commenced constructing new custom built maintenance facilities at two branches this year in Fort McKay, in Alberta province, Canada and in London, Kentucky, USA which will be operational in FY2008. These new facilities will enhance our maintenance ability and enable us to improve on our international reputation as a supplier of reliable and highly productive machines, which we are renowned for in Australia, and increase our product offering in these regions.

Major achievements during the year

We completed four strategically important acquisitions during the year.

- In July 2006, we completed the acquisition of the Bevans business based in Orange NSW.
- In the same month, we acquired a large package of assets from TSM North America Inc. deployed under short rental contracts in Kentucky and West Virginia in the USA. This latter acquisition has provided us with a platform to take advantage of growth opportunities and pursue our strategy to expand our business model throughout the Appalachian coal mining region in South-Eastern USA.

Managing Director's Report contd.

- In January 2007 we acquired the Euro Machinery businesses based in the Netherlands and fulfilled our strategic vision of establishing a truly global presence to support our procurement and distribution capabilities. Following the acquisition we transferred the business to a new state of the art machinery workshop, sales yard and office facility in Hardenberg, which is located 1½ hours by road from Amsterdam and Rotterdam and in close proximity to key port facilities in the Netherlands, Belgium and Germany.

- In late June 2007 we completed the acquisition of JK Mining's earth moving fleet and immediately put it to work at Kagara Zinc's Balcooma mine in Queensland. The acquisition of the JK Mining assets and their deployment with Kagara Zinc are important strategic developments for Emeco and further advanced our strategy of diversifying our resources sector exposure by pursuing opportunities to hire our machines and provide our services to base metal producers.

Resulting from our disciplined approach to capital management, we maintained the quality of earnings on our growth capital investment. EBITA ROFE for the full year was in line with prospectus forecasts. Despite some supply side constraints in a number of our businesses and market softness in Indonesia and the USA, we remain optimistic the supply challenges will ease in the coming year and we are also looking forward to a pick up in demand for equipment in Indonesia and the USA as new mining projects come on stream and we continue to build our market presence.

We have recruited a number of very senior experienced leaders throughout the year which has reinforced the quality of our leadership and enabled us to continue pursuing our exciting growth ambitions both in Australia and around the world.

In anticipation of an emerging global tyre shortage we established a long term supply contract with a major global tyre manufacture which will ensure supply of our existing and growing tyre requirements into the future. This was an excellent strategic coup and will eliminate a major constraint to our growth for years to come.

We have continued to reinforce our global procurement capability by establishing relationships with many independent, regionally located brokers who now deal directly with us as their main distribution channel.

Another significant achievement has been the area of our corporate and administration support. We have institutionalized many of our core processes and have established first class reporting systems and moved significantly to real time reporting. This provides operational management with increased information to assist in managing the individual businesses. While we have some way to go before being totally satisfied, we have made a significant improvement in this area.

Investing in our people

We significantly stepped up our level of recruitment both in Australia and in our offshore operations during the 2007 financial year to ensure our continuing rapid growth was supported by the right people with the right skills. In Australia, the number of employees increased from 307 to more than 390, while in Canada, we now have more than 50 employees compared with 29 at the start of the 2007 year. Similarly proportionate increases occurred in the US and Europe.

We have always been committed to ensuring the safety of our employees, contractors and visitors. However, this year we reviewed our safety performance and decided we could do better. During the year we set about embedding in our culture the importance of excellent safety management. We committed additional people, resources and senior management attention to safety across the group. The results so far have been pleasing, however, the process of developing and improving safety systems is a continuous one which does not have an end date. My fellow directors and I will continue to take a direct and personal interest in this area.

Managing Director's Report contd.

Broadening our product offering

In the past 12 months we continued to experience an increasing level of demand for our rental fleet, particularly in Australia and Canada. Our dry hire model continued to gain acceptance amongst the end users of heavy earth moving equipment and we continued to refine our product offering.

We now offer a range of rental alternatives to our customers, from simple dry equipment hire to full asset maintenance capability. This enhancement of our rental product range has resulted in the deepening of relationships with some existing customers, who are attracted to Emeco's fully maintained fleet offering, and was one of the primary drivers of the increased level of enquiry we are experiencing. We are continually considering ways in which we can enhance our product offering for the benefit of our customers and the Company.

The future

The outlook for the Company looks very encouraging. The new financial year has started in a positive manner and is providing us with the confidence to expect another excellent year in 07/08. The mining and construction markets in which we participate around the world continue to remain strong, notwithstanding the temporary pull back in the housing market in the USA. Expected global growth of around 3-4% in the long term will continue to underpin Emeco's future growth aspirations.

With time, we will build on our existing brand presence and become a major and recognised force in the global rental market. We have commenced desk top evaluations on a number of new geographic opportunities to prepare for further global expansion.

We are continuing to embed ourselves deeply into the core production processes of many of our customers and in doing so, we are building a more secure and sustainable future. We are especially focusing on major blue chip customers who are culturally aligned to partnering and who are seeking secure long term relationships.

The results from a recent survey by a leading equipment rental trade publication reported Emeco as having increased its global ranking from 74th largest rental company in the 2006 financial year to 20th largest in the 2007 financial year. We have the vision, financial and human capital and the energy to continue to forge a presence into the upper echelon of global rental companies over the next few years.

I would like to thank our anchor shareholders for their patience and belief in the Company's business model and our management and we look forward to jointly celebrating our ongoing success into the future.

Laurie Freedman
Managing Director

Review of Operations

The Emeco Group

The financial results set out in the following table and discussed below have been prepared using pro-forma actual FY2007 year results for the Emeco Group. These pro-forma actual FY2007 results have been derived by adjusting reported actual results set out in the statutory financial information to enable comparison to the pro-forma forecast disclosed in the Prospectus. These adjustments have been made to add back the non recurring costs of the IPO which were incurred during FY2007, with appropriate tax adjustments. The table at page 11 of this operations review provides a reconciliation of pro forma and statutory financial information.

	Pro-forma Actual	Pro-forma Actual (A)	IPO Pro-forma Forecast
	FY 2006	FY 2007	FY 2007
Revenue	382.8	554.4	524.5
EBITDA	143.4	207.3	207.3
EBITA	89.4	128.5	121.8
NPATA	34.2	78.2 (B)	73.7
NPAT	23.7	74.7 (B)	70.3
Rental machines	814	1,013	884
Machine sales	429	573	

(A) Refer to the table at page 11 of this operations review for a reconciliation of the pro forma earnings results set out above with statutory earnings results reported in the financial statements.

(B) Pro forma actual NPATA and NPAT for FY2007 includes $1.3M profit after tax on the sale of Emeco's premises at Redcliffe in Western Australia.

Consistent with prospectus forecasts, the Company has reported pro-forma revenue of $554.4 million up 44.8% and pro-forma EBITA of $128.5 million, up 43.7% for the year ended 30 June 2007 as compared to the previous corresponding period. This increase was driven predominantly by growth in the Australian and Canadian rental businesses.

EBITA margins remained relatively constant at 23.2% for the year ended 30 June 2007 as compared to 23.4% for the previous corresponding period.

Depreciation increased by 46.1% to $78.9 million for the year ended 30 June 2007 as compared to the previous corresponding period. The increase in depreciation is primarily due to the increase in the rental fleet from 814 machines as at 30 June 2006 to 1,013 machines as at 30 June 2007 and, in part, due to a continuing shift in the mix of the Australian fleet with a significant number of growth and replacement machines being larger sized machines which are typically operated for longer hours on mine sites.

Amortisation expense decreased by 67.6% to $3.4 million for the year ended 30 June 2007 as most of the Company's contract intangibles were amortised in FY2006.

The strengthening of the Australian dollar during the year had an adverse impact on reported earnings. Currency movements reduced actual EBITDA by $3.3M and EBITA by $1.6M as compared to the exchange rate assumptions used in the Prospectus forecast.

Emeco operating segments

	Pro-forma Actual	Pro-forma Actual	IPO Pro-forma Forecast
	FY 2006	**FY 2007**	**FY 2007**
Revenue			
Rental	220.1	318.9	321.5
Sales	130.3	191.0	170.0
Parts & Maintenance	32.2	44.5	33.0
EBITA			
Rental	79.0	117.0	109.5
Sales	8.0	8.0	9.5
Parts & Maintenance	2.4	3.5	2.8

Geographic highlights

Australia

	Pro-forma Actual	Pro-forma Actual	IPO Pro-forma Forecast
	FY 2006	**FY 2007**	**FY 2007**
Revenue	291.4	418.9	372.4
EBITDA	104.9	165.1	150.1
EBITA	67.0	106.6	91.7
Rental machines	469	553	492

Emeco's Australian business continued to perform strongly. Earnings growth remained robust, underpinned by continuing growth in the Western Australian mining sector and increased penetration of the rental market in Queensland and NSW. In 2007, rental machines increased from 469 to 553.

Significant mine expansions and development is either underway or in the development pipeline in Western Australia and this development will continue to drive growth of Emeco's rental business in that State. Although recent supply-side and infrastructure bottlenecks in Queensland and New South Wales have constrained growth in these two states, management expects continuing growth via increasing penetration with existing customers and contracts with new customers who see the value of Emeco's fully maintained fleet rental offering.

Emeco will continue to seek organic growth opportunities in Australia via its existing customer contacts and networks and pursue targeted acquisitions in regions in which it does not currently have a strong market presence.

Indonesia

	Pro-forma Actual	Pro-forma Actual	IPO Pro-forma Forecast
	FY 2006	FY 2007	FY 2007
Revenue	32.7	27.5	35.3
EBITDA	24.2	21.6	26.5
EBITA	13.7	10.6	11.9
Rental machines	146	116	167

Emeco experienced some softness in Indonesia during FY 2007 which was largely attributable to a mining customer ceasing surface mining and commencing underground operations, and to a trend amongst miners away from using offshore contract miners with whom Emeco has strong relationships and towards either owner-mining or using Indonesian domiciled contract miners. These circumstances resulted in the off hire of a number of Emeco's machines and a consequent reduction in utilisation rates. Emeco responded to this demand decline by redeploying some idle equipment to Australia and North America.

Whilst the past year has been difficult for the Company's Indonesian business, the outlook is for improved market conditions with a number of major new coal mining projects coming on stream in Kalimantan in 2007/2008 expected to result in increased demand for earth moving equipment.

As part of a broader risk diversification strategy, Emeco is looking to reduce its reliance on the Indonesian market and broaden its geographical presence in South East Asia by supporting existing customers in new locations in the region.

Rest of the World

	Pro-forma Actual	Pro-forma Actual	IPO Pro-forma Forecast
	FY 2006	FY 2007	FY 2007
Revenue	58.7	108.0	116.8
EBITDA	14.3	20.6	30.7
EBITA	8.7	11.3	18.2
Rental machines	199	344	225

Canada

The Emeco group's Canadian business, River Valley, continued its solid growth in FY2007, driven largely by continued penetration of the Alberta oil sands and civil construction sectors. This growth was achieved despite very adverse weather conditions slowing mining and construction activity, with Alberta experiencing one of its longest winters on record. Whilst the Canadian business maintained its growth momentum in the face of these unfavourable conditions, utilisation rates were slightly softer in FY2007 than in FY2006. At the end of FY2006, River Valley had 199 items of rental equipment. By 30 June 2007, this number had increased to 281.

Emeco continues to target significant growth in Canada and to diversify its customer base by expanding into the coal, oil and gas sectors in Alberta and the coal and metalliferous mining sectors in British Columbia. Emeco is increasing its capability in the oil sands region and has committed to building a major maintenance facility at Fort McKay in north eastern Alberta to service its fleet deployed in oil sands projects. With the Alberta provincial government recently announcing a major infrastructure development program, Emeco is also well placed to exploit opportunities in the civil construction sector.

United States

FY2007 saw the Emeco Group continuing to grow its presence in the United States with the acquisition of a large package of heavy earth moving equipment from TSM North America Inc. and the opening of an office in London, Kentucky. In order to support Emeco's growth aspirations for the Appalachian rental business, Emeco is expanding its operations in London, Kentucky with the construction of a new maintenance workshop which is expected to be completed in late 2007. The US business has continued to target rental opportunities in the Appalachian region and has recently concluded several rental agreements with coal miners.

The performance of Emeco's US sales businesses based in Houston, Texas and Atlanta, Georgia was relatively flat in 2007 due largely to softness in the US domestic economy.

The outlook for the US sales and rental businesses is promising. On the rental side, Emeco's push into the Appalachians has resulted in increasing recognition of the Emeco brand and its rental model. Toward the end of FY2007, this recognition began to translate into rental fleet deployments for Emeco and it is expected this trend will continue in FY2008. On the sales side, the US business has recently increased the number of experienced sales staff to support the sales business. This increase in capability is expected to result in increased equipment sales in FY2008.

Europe

A significant development for the Emeco Group's European operations in FY2007 was the acquisition of the Euro Machinery business in January 2007 and the transfer of the business to a new workshop, sales yard and office facility in Hardenberg in the Netherlands. This acquisition provides Emeco Europe with an ideally located platform from which to exploit the considerable opportunities available to our sales and procurement businesses into Europe, the Middle East and North Africa. It also provides a base from which to evaluate the establishment of rental and parts businesses in the region.

Following the acquisition of Euro Machinery, Emeco's primary focus was on integrating the Euro Machinery business into Emeco, completing the Hardenberg facility and recruiting additional staff to support Emeco's growth plans for the European business. These tasks have now largely been completed and Emeco is well placed to focus on the opportunities available to Emeco's business units in the region.

Capital expenditure and funds employed

	Pro-forma Actual	**Pro-forma Actual**	**IPO Pro-forma forecast**
	FY 2006	**FY 2007**	**FY 2007**
Gross capital expenditure	313.1	243.2	168.0
Maintenance	45.8	60.3	54.6
Growth	267.3	182.9	113.4
Net working capital movement	52.0	72.0	37.4
Funds employed (year end)	627.9	782.3	708.6
ROFE EBITDA (1)	29.7%	27.8%	29.6%
ROFE EBITA (1)	18.5%	17.3%	17.3%

(1) Based on pro-forma statutory results

Gross capital expenditure for the year ended 30 June 2007 was $243.2 million. Of the total, Maintenance Capital Expenditure was $60.3 million. Growth Capital Expenditure was $182.9 million and was driven by organic growth in the Australian and Canadian rental fleets and the acquisitions of Bevans, Euro Machinery, the TSM fleet and the JK Mining fleet.

EBITDA ROFE of 27.8% and EBITA ROFE of 17.3% in the year ended 30 June 2007 are below historical averages due mainly to the additional investments in inventory and expanding Emeco's offshore operations and capability.

Reconciliation of pro forma and statutory results

The following table provides a reconciliation of the pro forma information set out in the tables appearing on pages 7 to 10 above.

	Statutory results	Pro-forma adjustment	Pro-forma actual
	FY 2007	FY 2007	FY 2007
EBITDA	205.9	1.4	207.3
EBITA	127.1	1.4	128.5
NPATA	59.5	18.7	78.2
NPAT	56.1	18.7	74.7

The $1.4M pro-forma adjustment relates to a one off performance bonus which was paid to senior management pursuant to the companies IPO. The after tax effect of this payment was $0.9M.

The $18.7M adjustment is the after tax impact of the bonus mentioned above plus an after tax write-back of additional financing costs of $17.8M which were expensed under the pre IPO financing arrangements.

Directors' Report
For the year ended 30 June 2007

The directors of Emeco Holdings Limited ("Emeco" or "the Company") present their report together with the financial reports of the consolidated entity, being Emeco and its controlled entities ("the Emeco Group" or "the Consolidated Entity") for the financial year ended 30 June 2007 ("FY 2007").

Directors

The directors of the Company during or since the end of the financial year are:

Alec Brennan, (Age 60), Chairman and Independent Non-Executive Director

Alec was appointed an independent, non-executive Director in August 2005 and Chairman from 28 November 2006.

Alec was Chief Executive Officer of CSR until March 2007. Alec holds an MBA from City University, London and a BSc from the University of NSW. He is Chair of Tomago Aluminium Pty Ltd, a Fellow of the Senate of Sydney University and a director of Garvan Research Foundation.

Greg Minton, (Age 45), Independent Non-Executive Director

Greg was appointed as an independent, non-executive Director and also as Chairman of the Board in December 2004. Greg resigned as Chairman with effect from 28 November 2006.

Greg is a Partner of Archer Capital and has been since 2000 after having spent six years in senior general management roles with CSR. Prior to his involvement with CSR, Greg was a management consultant with McKinsey & Co in Australia, Scandinavia and the UK. Greg is a director of RED Paper Group, chairman of One Source Group Limited (NZ), Leasing Solutions Limited (NZ) and iNova Pharmaceuticals Pty Ltd and a former director of Repco Pty Limited and Hirequip Limited (NZ). Greg holds a Master of Business Administration from IMD, Switzerland, a Bachelor of Engineering and a Bachelor of Economics from the University of Queensland.

Laurie Freedman, (Age 58), Managing Director

Laurie was appointed Managing Director of Emeco Holdings Limited in January 2005, but has been managing director of Emeco's business since 1999.

Laurie has over 36 years experience in the building, construction materials and contracting industries both in Australia and overseas, including senior management roles with CSR in Hong Kong, China and the United States. Laurie was a director and chief executive officer of AWP Contractors, contract miners, for five years before joining Emeco in April 1999. In his capacity as managing director of Emeco's business, he has overseen a business development strategy under which the Group grew substantially in the last five years. Laurie holds a Bachelor of Civil Engineering from Curtin University, is a Member of the Institute of Engineers Australia, a Fellow of the Institute of Quarrying - Australia, an Associate of the Australian Institute of Management and a Member of the Australian Institute of Company Directors.

Robin Adair, (Age 46), Chief Financial Officer

Robin was appointed as Chief Financial Officer and a director of the company in January 2005.

Robin has 15 years commercial experience across a breadth of business units within the CSR group. After spending 12 months as chief financial officer of Beltreco, he joined Emeco's business as chief financial officer in October 2000. Robin has been responsible for a number of business evaluations, start-ups, acquisitions, joint ventures, disposals, and business and system improvements over this period. He has responsibility for all of Emeco's finance, treasury and risk management functions. His international experience includes engagements in Taiwan, Indonesia, Thailand and the United States. Robin holds a Bachelor of Business (Accountancy) from University of South Australia and a Master of Business Administration from Deakin University and is a Certified Practising Accountant.

Stuart Fitton, (Age 60), Independent Non-Executive Director

Stuart was appointed as an independent, non-executive Director in April 2006.

Stuart has had experience in global finance and corporate advisory roles in Australia, the UK and the United States. Stuart has been employed as a senior executive with Barclays Bank, Citibank, Bain & Co and GE Capital. He is also a former finance director of MIM Holdings. Stuart is a director of Advanced Magnesium Limited and PR Finance Group Limited. Stuart holds a Bachelor of Economics from the University of Western Australia.

Stuart resigned as a director on 17 August 2007.

Paul McCullagh, (Age 55), Independent Non-Executive Director

Paul was appointed as an independent, non-executive Director in December 2004.

Paul is a founding Managing Director at Pacific Equity Partners ("PEP") and his current portfolio of board positions include Xtralis Group Holdings Limited and Link Administration Holdings Pty Limited. Prior to founding PEP, Paul was the managing director of Salomon Brothers Australia. Paul was also previously head of Australasia for Prudential Securities. He has been active in Australasia since 1986 and has a wide range of transaction experience. Paul holds a Bachelor of Commerce and a Master of Business Studies from University College, Dublin, and is a Fellow of the Institute of Chartered Accountants in England, Ireland and Wales. Paul is also a member of the Institute of Chartered Accountants in Australia.

Peter Johnston, (Age 56), Independent Non Executive Director

Peter was appointed as an independent, non-executive Director commencing 1 September 2006

Peter is currently Managing Director and CEO of Minara Resources Limited, a position he has occupied since November 2001. Peter was employed in various senior roles with WMC Ltd from 1993 to 2001. Peter holds an Arts degree from the University of Western Australia. He is a past president and current council member of the Western Australian Chamber of Minerals and Energy, a Fellow of the Australasian Institute of Mining and Metallurgy, a board member of the Minerals Council of Australia and also the Australian Mines and Metals Association.

Directors' report contd.
For the year ended 30 June 2007

Company Secretary

Michael Kirkpatrick was appointed to the position of Company Secretary in April 2005. Michael has previously worked as legal counsel and company secretary of Westscheme, a large industry superannuation fund, and as a corporate lawyer with national law firms Freehills and Blake Dawson Waldron. Michael holds bachelors degrees in arts and economics from the University of Western Australia and a law degree with merit honours from Murdoch University.

Directors' Meetings

The number of meetings of the directors held during the year and the number of meetings attended by each of the directors of the board and committees is outlined in the table below.

Table 1 – Directors' attendance

Director	Board Meetings		Audit & Risk Management Committee		Remuneration & Nomination Committee	
	A	B	A	B	A	B
Greg Minton	11	12	3	3	2	2
Paul McCullagh	12	12	3	3	**	**
Laurie Freedman	12	12	**	**	**	**
Robin Adair	12	12	**	**	**	**
Alec Brennan	11	12	**	**	2	2
Stuart Fitton	12	12	3	3	**	**
Peter Johnston	7	8	**	**	1	2

A – Number of meetings attended
B – Number of meetings held during the time the director held office during the year
** Not a member of this committee

Corporate Governance Statement

Under ASX listing rule 4.10.3, the Company is required to include in its annual report a statement disclosing the extent to which it has followed the principles of good corporate governance (**ASX Principles**) and associated best practice recommendations set by the ASX Corporate Governance Council (**ASX Best Practice Recommendations**).

This corporate governance statement describes the Emeco Group's current corporate governance practices and policies and the extent to which they comply with the ASX Principles and Best Practice Recommendations.

Principle 1 Lay solid foundations for management and oversight

The Board has adopted a Charter that details its functions and responsibilities.

The Charter sets out the responsibilities of:

- the Board;
- individual directors; and
- the Chairman.

Under the Charter the Board is accountable to the shareholders for the overall performance of the Company and the management of its affairs. Key responsibilities of the Board include:

- developing and approving corporate strategy;
- evaluating, approving and monitoring the strategic and financial plans and objectives of the Company;
- determining dividend policy and the amount and timing of all dividends;
- evaluating, approving and monitoring major capital expenditure, capital management and all major acquisitions, divestitures and other corporate transactions, including the issue of securities;
- evaluating and monitoring annual budgets and business plans;
- approving all accounting policies, financial reports and external communications by the Emeco Group;
- appointing, monitoring and managing the performance of executive directors.

The Charter sets a minimum number of Board meetings and provides for the establishment of the Audit and Risk Committee and the Remuneration and Nomination Committee. The Charter also sets minimum standards of ethical conduct of the directors, which are further elaborated on in the Company's Code of Conduct, and specifies the terms on which directors are able to obtain independent professional advice at the Company's expense.

A copy of the Board Charter is available on the Emeco website.

Principle 2 Structure the Board to add value

Skills, experience and expertise of the directors

The directors consider that collectively they have the relevant skills, experience and expertise to fulfil their obligations to the Company, its shareholders and other stakeholders.

The directors and a brief description of their skills and experience are set out at pages 12 to 13 of this report.

Status of the directors

The table below sets out details of the status of each of the directors as independent or non-executive directors, their date of appointment and whether they are seeking re-election at the 2007 AGM of the Company.

Table 2 – Status of the directors

Director	Date of appointment	Independent	Non-executive	Seeking re-election at 2007 AGM
Mr Robin Adair	21 January 2005	No	No	No
Mr Alec Brennan	16 August 2005	Yes	Yes	No
Mr Stuart Fitton (A)	5 April 2006	Yes	Yes	No
Mr Laurie Freedman	21 January 2005	No	No	No
Mr Peter Johnston	1 September 2006	Yes	Yes	No
Mr Paul McCullagh	23 December 2004	Yes	Yes	No
Mr Greg Minton	14 December 2004	Yes	Yes	Yes

(A) Mr. Fitton resigned as a director on 17 August 2007

Mr Brennan, Mr Johnston, Mr McCullagh and Mr Minton are independent directors. Mr Fitton was also an independent director. The Company therefore complies with ASX Best Practice Recommendation 2.1. Mr McCullagh and Mr Minton are considered to be independent directors because, whilst they are associates of certain shareholders of the Company, each of the shareholder groups with which they are associated holds less than 5% of the Company's ordinary shares. Under clause 3.5(a) of the Board Charter, for the purposes of determining the independence of a director, a substantial shareholder is one who holds 10% or more of the issued shares of the Company.

Mr Brennan is the chairperson of the board and the Company therefore complies with ASX Best Practice Recommendation 2.2.

Directors' retirement and reappointment

Under the terms of the Company's constitution, a director other than the managing director must retire from office or seek re-election by no later than the third annual general meeting after their appointment or 3 years, whichever is the longer.

At least one director must retire from office at each annual general meeting, unless determined otherwise by a resolution of the Company's shareholders.

Mr Minton will seek reappointment at the 2007 annual general meeting.

Procedure for taking professional advice

Under the Board Charter a director is entitled to seek professional advice at the Company's expense on any matter connected with the discharge of their duties in accordance with the procedure set out in the Charter, a copy of which is available on the Emeco website.

Board committees

The board has established the following standing committees:

- The Audit and Risk Committee; and
- The Remuneration and Nomination Committee.

The Charters for each of these committees are available on the Emeco website.

Members of the Audit and Risk Committee during the 2006/2007 financial year were Mr McCullagh (Chair), Mr Minton and Mr Fitton.

Members of the Remuneration and Nomination Committee are Mr Brennan (Chair), Mr Minton and Mr Johnston.

Principle 3 Promote ethical and responsible decision making

The Company considers that confidence in its integrity can only be achieved if its employees and officers conduct themselves ethically in all of their commercial dealings on the Company's behalf. The Company has therefore recognised that it should actively promote ethical conduct amongst its employees, officers and contractors.

The Company has adopted a Code of Conduct and a Share Trading Policy. The Code of Conduct and the Share Trading Policy apply to all directors, officers, employees, consultants and contractors of the Company and its subsidiaries.

The objectives of the Code of Conduct are to ensure that:

- high standards of corporate and individual behaviour are observed by all employees in the context of their employment with the Company or a subsidiary;
- employees are aware of their responsibilities under their contract of employment and always act in an ethical and professional manner; and
- all persons dealing with Emeco, whether it be employees, shareholders, suppliers, clients or competitors, can be guided by the stated values and practices of Emeco.

The Share Trading Policy is specifically designed to raise awareness of, and minimise any potential for breach of, the prohibitions on insider trading contained in the *Corporations Act* 2001. The policy is also designed to minimise the chance that misunderstandings or suspicions arise regarding employees trading while in possession of non-public price sensitive information by imposing restrictions on employees and officers in relation to the trading of the Company's shares.

Copies of the Code of Conduct and the Share Trading Policy are available on the Emeco website.

Principle 4 Safeguard integrity in financial reporting

For FY2007 the Managing Director, Mr Freedman, and the Chief Financial Officer, Mr Adair, provided the Company with the declaration prescribed by section 295A(2) of the Corporations Act 2001. The Company has therefore complied with recommendation 4.1.

The Board has established an Audit & Risk Committee. Details regarding membership of the Committee are set out above. During FY2007, the Committee comprised three independent non-executive directors all of whom have financial expertise. Details of the qualifications of the members of the Committee are set out at pages 12 to 13 of this report.

A copy of the Committee's charter is available on the Emeco website.

Principle 5 Make timely and balanced disclosure

The Company is committed to complying with its continuous disclosure obligations under the ASX Listing Rules and disclosing to investors and other stakeholders all material information about the Company in a timely and responsive manner.

The Company has adopted a Continuous Disclosure Policy which is available on the Emeco website.

The Continuous Disclosure Policy specifies the processes by which the Company ensures compliance with its continuous disclosure obligations. The policy sets out the internal notification and decision making procedures in relation to these obligations, and the roles and responsibilities of the Company's officers and employees in the context of these obligations. It emphasises a pro-active approach to continuous disclosure and requires the Company to comply with the spirit as well as the letter of the ASX continuous disclosure requirements.

The policy specifies the Company representatives who are authorised to speak publicly on behalf of the Company and procedures for dealing with analysts. It also sets out how the Company deals with market rumour and speculation.

Principle 6 Respect the rights of shareholders

The Company acknowledges the importance of effective communication with its shareholders and encourages their effective participation at general meetings.

All public announcements are posted on the Emeco website after they have been released to the ASX. The Company also places the full text of notices of meetings and explanatory material on the website.

The Company offers a number of options to shareholders in relation to electronic communications. Shareholders can elect to receive notification by email when payment advices, annual reports and notices of meetings and proxy forms are available on line. They can also elect to receive email notification of important announcements.

Shareholders are given an opportunity to ask questions of the directors at the Company's general meetings. The Company provides its auditor with notice of general meetings of the Company, as is required by section 249K of the *Corporations Act*. The Company also requests its auditor to attend its annual general meetings and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Principle 7 Recognise and manage risk

Emeco Holdings Ltd accepts that risk is an unavoidable part of the Emeco Group's activities. However, the Company actively manages risk in order to optimise outcomes for shareholders and other stakeholders and ensure the integrity of the Group's financial statements.

The Board of the Company has adopted a Risk Management Policy which describes:

- the principal risks for the Emeco Group;
- the Group's risk management framework and controls; and
- the role and respective accountabilities of the Board, the Audit and Risk Committee and Emeco Group management within the risk management framework.

The Audit and Risk Committee is responsible for reviewing the effectiveness of the overall risk management framework. It is also required to review the Risk Management Policy on an annual basis.

Emeco has established a group corporate assurance unit to assist management to ensure the Emeco group's control systems are operating effectively. The internal assurance process is undertaken by the Corporate Assurance Manager who will provide assurance to the Audit and Risk Committee and the Board regarding the effectiveness of the Emeco group's risk management, governance and control frameworks.

In accordance with ASX Principle 7, the Managing Director and the Chief Financial Officer are required to provide a written statement to the Board that:

- the statement they give to the Board in relation to the integrity of the Emeco Group's financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Emeco Group's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Risk Management Policy is available on the Emeco website.

Principle 8 Encourage enhanced performance

The Company has established a Remuneration and Nomination Committee, the responsibilities of which include:

- critically reviewing the performance and effectiveness of the Board and its individual members;
- periodically assessing the skills required to discharge the Board's duties, having regard to the strategic direction of the Company; and
- reviewing the membership and performance of other Board committees and make recommendations to the Board.

A review of the performance of the Board and individual members was completed in June 2007 by the Chairman with the assistance of the Remuneration and Nomination Committee. The review was undertaken using a comprehensive questionnaire, the scope of which covered the performance of the board, its committees, the Chairman and individual directors. Directors' questionnaire responses (other than in relation to the Chairman) were collated and analysed by the Chairman and, where appropriate, discussed with the board. An analysis of the questionnaire results was presented to the board by the Chairman. In relation to the Chairman, directors' questionnaire responses were collated and analysed by the Managing Director and discussed with the Board.

The performance of the Managing Director is constantly monitored by the non-executive directors.

Formal reviews of the performance of each senior manager within the Emeco Group are conducted by the Managing Director in August/September each year. These performance reviews provide the Managing Director and each senior manager with the opportunity not only to review the manager's performance but also to review and assess the manager's personal and professional development objectives.

Directors' report contd.
For the year ended 30 June 2007

Principle 9 Remunerate fairly and responsibly

The Emeco Group remuneration policy is substantially reflected in the objectives of the Remuneration and Nomination Committee. The Committee's objectives are to endeavour to ensure that:

- the Directors and senior management of the Group are remunerated fairly and appropriately;
- the remuneration policies and outcomes strike an appropriate balance between the interests of the Company's shareholders, and rewarding and motivating the Group's executives and employees in order to secure the long term benefits of their energy and loyalty; and
- the human resources policies and practices are consistent with and complementary to the strategic direction and human resources objectives of the Company as determined by the Board.

Under its Charter, the Remuneration and Nomination Committee is required to review and make recommendations to the Board about:

- the general remuneration strategy for the Group so that it motivates the Group's executives and employees to pursue the long term growth and success of the Group and establishes a fair and transparent relationship between individual performance and remuneration;
- the terms of remuneration for the executive Directors and other senior management of the Group from time to time including the criteria for assessing performance;
- the outcomes of remuneration reviews for executives collectively, and the individual reviews for the executive Directors, and other senior management of the Group;
- remuneration reviews for executive and non-executive Directors;
- changes in remuneration policy and practices, including superannuation and other benefits;
- employee equity plans and allocations under those plans; and
- the disclosure of remuneration requirements in the Company's public materials including ASX filings and the annual report.

A remuneration report detailing the information required by section 300A of the *Corporations Act 2001* in relation to FY2007 is included in the Directors' Report.

Principle 10 Recognise the legitimate interests of stakeholders

The Board has adopted a Code of Conduct, the objectives of which are set out in the section of this Corporate Governance Statement dealing with ASX Principle 3. The Code provides that employees, officers, consultants and contractors should at all times comply with the spirit as well as the letter of all laws which govern the operation of the Company and with the principles of the Code.

The Code also provides that any failure to act in compliance with its terms may result in disciplinary action, including in serious cases, termination of employment.

The Code of Conduct is available on the Emeco website.

Nature of operations and principal activities

The principal activities during the financial year of the entities within the Emeco Group were the Rental, Sales, and Maintenance of heavy earthmoving equipment.

As set out in this report, the nature of the Emeco Group's operations and principal activities, have been consistent throughout the financial year.

Operating and financial review

A review of Emeco group operations, and the results of those operations for FY2007, is set out on pages 4 to 11 and in the accompanying financial statements.

Dividends paid or to be paid

During the 2006/2007 financial year a fully franked interim dividend of 1 cent per share was paid on 21 March 2007 by the Company.

Since the end of the 2006/2007 financial year the directors have declared a fully franked final dividend of 2.5 cents per share to be paid on 28 September 2007.

Significant changes in state of affairs

During the financial year under review there were no significant changes in the Emeco Group's state of affairs other than those disclosed in the operating and financial review section above or in the financial statements and the notes thereto.

Significant events after balance date

On 17 August 2007, Mr Stuart Fitton resigned as a director of the Company.

Likely developments and expected results

Likely developments in, and expected results of, the operations of the Emeco group are referred to at pages 4 to 11. This report omits information on likely developments in the Emeco Group in future financial years and the expected results of those operations the disclosure of which, in the opinion of the directors, would be likely to result in unreasonable prejudice to the Emeco Group.

Directors interest in shares of the Company

The relevant interests of each Director in the shares, debentures, and rights or options over such shares or debentures issued by the companies within the Emeco Group and other related bodies corporate, as notified by the directors to the ASX in accordance with s.205G(1) of the *Corporations Act* 2001, at the date of this report are as follows:

Table 3 – Directors' Interests

	Ordinary shares	Options over ordinary shares
Greg Minton	161,267	-
Laurie Freedman	18,000,000	4,800,000
Robin Adair	6,000,000	1,600,000
Alec Brennan	1,031,420	-
Stuart Fitton	308,028	-
Peter Johnston	20,000	-
Paul McCullagh	184,907	-

Remuneration report

This report summarises the Emeco group's remuneration practices and outcomes in respect of its directors and senior executives for the 2007 financial year.

Principles of remuneration (audited)

The Emeco Group remuneration policy is substantially reflected in the objectives of the Board's Remuneration and Nomination Committee. The Committee's objectives are to endeavour to ensure that:

- the Directors of the Company and senior management of the Group are remunerated fairly and appropriately;
- the remuneration policies and outcomes of the Company strike an appropriate balance between the interests of the Company's shareholders, and rewarding and motivating the Group's executives and employees in order to secure the long term benefits of their energy and loyalty; and
- the human resources policies and practices are consistent with and complementary to the strategic direction and human resources objectives of the Company as determined by the Board.

Elements of remuneration (audited)

The remuneration structure for Emeco's executives consists of fixed and variable components.

Fixed remuneration

Fixed remuneration comprises base salary, employer superannuation contributions and other allowances such as motor vehicle allowances and non-cash benefits.

Each executive's fixed remuneration is reviewed and benchmarked against appropriate market comparisons annually in September. The executive's responsibilities, experience, qualifications, performance and geographic location are also taken into account.

Emeco's broad objective is to set fixed remuneration at levels which ensure the Company is able to attract and retain the best available key executives. The policy of the Company is to set fixed remuneration at levels which attract and retain appropriately qualified and experienced executives capable of:

- fulfilling their respective roles within the Group;
- achieving the Group's strategic objectives; and
- maximising Emeco Group earnings and the returns to shareholders.

Variable remuneration

Variable remuneration is performance linked remuneration which consists of short term incentives (**STIs**) and long term incentives (**LTIs**).

STI remuneration

Short term incentives are used to reward the performance of key management personnel over a full financial year. The maximum achievable STI amount payable to an executive is set as a percentage of fixed remuneration. The actual amount of STI payable is determined at the end of the financial year in light of the executive's performance against agreed key performance indicators (**KPIs**).

These KPIs are mainly financial in nature and are aligned to the profitability of the Emeco group. However, some of them relate to non-financial performance in areas considered critical to Emeco's operations such as:

- occupational health and safety;
- people development; and
- successful implementation of strategic initiatives.

The combination of KPI elements varies amongst executives, however, as a fundamental principle, KPIs are set for each executive's STI plan on the basis they are aligned with the strategic objectives of the Emeco group. KPIs therefore generally comprise elements based on the performance of the Emeco group or a business unit within the group. In most cases the measurement of KPIs is objectively determined on the basis of financial information or other quantifiable information. For example, where occupational health and safety performance is a KPI element, an important measure of performance is lost time injury frequency data.

Whilst the maximum percentage STI grant to key executives varies, no executive other than the Managing Director and the Chief Financial Officer is entitled to an STI grant which exceeds an amount equal to 50% of the recipient's annual salary. The majority of key executives are entitled to a maximum STI grant of 30% of annual salary.

In accordance with the terms of their respective STI plans, Mr Freedman and Mr Adair received 100% of their respective STI bonus entitlements for FY2007 because actual earnings per share for FY2007 of 9.3 cents exceeded the upper end of the forecast range of earnings per share of 8.8 cents disclosed in the Company's prospectus. Details of the STI plans for Mr Freedman and Mr Adair are set out in the section of this report headed "Service Contracts".

Details of the vesting profile of the short term incentive cash grants awarded to executives referred to in Table 4 are set out below:

Table 4 – Key executive STI vesting information in respect of FY2007

	Nature of STI compensation	Grant date	% of bonus awarded (A)	% of bonus forfeited (B)
Mr L Freedman	Cash	27 August 2007	100%	0%
Mr R Adair	Cash	27 August 2007	100%	0%
Mr M Bourke	Cash	27 August 2007	0%	100%
Mr A Carr	Cash	27 August 2007	100%	0%
Mr D Jeffery	Cash	27 August 2007	0%	100%
Mr R Parish	Cash	27 August 2007	0%	100%
Mr T Sauvarin	Cash	27 August 2007	66.7%	33.3%
Mr D Tilbrook	Cash	27 August 2007	100%	0%
Mr M Turner	Cash	27 August 2007	100%	0%

Notes:

(A) Amounts included in remuneration for FY2007 represent the amount that vested in the year based on the achievement of KPIs. No amounts vest in future financial years in respect of the bonus scheme for FY2007.

(B) Amounts forfeited are due to the KPIs not being met in relation to FY2007.

LTI remuneration

In FY2007, LTIs did not form part of the remuneration of any key executives other than Mr Freedman and Mr Adair. The absence of an LTI program for these executives was considered acceptable because the majority of them retained significant shareholdings in the Company. These shareholdings, which had been accumulated prior to the Company's IPO, were considered to adequately align their interests with the interests of the Company and its shareholders.

However, following the IPO it was determined that an LTI plan should be implemented which provides Emeco's senior managers with an ongoing incentive to achieve the long term objectives of the Emeco Group. Accordingly, an LTI plan for the Emeco group's senior management has been developed for implementation in FY2008.

The LTI plan has the following key features:

- Each year Emeco will grant unvested fully paid Emeco performance shares to individual executives, with the number of shares granted being determined by reference to the seniority of the executive and the value of this issue as a percentage of the executive's salary. Performance shares are granted at a nil exercise price and vest 3 years after issue if the performance condition described below is met.

- The performance condition for the vesting of performance rights is a performance hurdle based on relative total shareholder return (**TSR**). Emeco's TSR during the vesting period will be measured against a peer group consisting of a group of 12 companies that are considered direct peers to Emeco and in addition, the S&P/ASX Small Industrials (excluding banks, insurance companies, property trusts/companies and investment property trusts/companies and other stapled securities). The peer group has in total 105 companies. TSR for Emeco and each company in the peer group is calculated by reference to share price growth, dividends and capital returns.

- Three years after the performance shares are granted, TSR for all companies, including Emeco, will be measured and ranked. Performance shares will only vest if a certain TSR performance is achieved. There is a maximum and minimum vesting range and vesting occurs as follows:

  (a) If Emeco's TSR is less than the TSR of 50% of the companies of the Peer Group then no performance shares will vest.

  (b) If Emeco's TSR is equal to the TSR of 50.1% of the companies of the Peer Group then 50% of the performance shares will vest.

  (c) If Emeco's TSR is equal to the TSR of 75% of the companies of the Peer Group then 100% of the performance shares will vest.

  (d) If Emeco's TSR is equal to the TSR of between 50% and 75% of the companies of the Peer Group then an extra 2% of the performance shares granted vest for each percentile increase in Emeco's TSR above the 50th percentile.

Performance shares that have not vested after the end of the performance period will be bought back or transferred to a nominee of the Company.

A separate LTI plan is in place for Mr Freedman and Mr Adair. On 4 August 2006, following the successful completion of the IPO, the Company issued 4,800,000 options to Mr Freedman and 1,600,000 options to Mr Adair under the Company's Employee Incentive Plan. Each option granted to Mr Freedman and Mr Adair (**Option**) entitles the holder to subscribe for an ordinary Emeco share at a price of $1.925, which is 2.5 cents above the IPO issue price. The Options vest in three equal tranches and are subject to the following vesting conditions:

- for the financial year ending 30 June 2007, 1/3 of the Options vest on the date of release of final audited results for Emeco for that year, provided that Emeco Holdings has achieved actual earnings per share equal to or greater than the Prospectus forecast earnings per share for FY2007;

- for the financial year ending 30 June 2008, 1/3 of the Options will vest on the date that final audited results for Emeco that year are released, provided that Emeco Holdings has achieved actual earnings per share equal to or greater than 110% of the Prospectus forecast earnings per share for FY2007; and

- for the financial year ending 30 June 2009, 1/3 of the Options will vest on the date that final audited results for Emeco for that year are released, provided that Emeco Holdings has achieved actual earnings per share equal to or greater than 121% of the Prospectus forecast earnings per share for FY2007.

Mr Freedman's Options vest only if he holds the position of Managing Director of the Company at the time of vesting. Mr Adair's Options vest only if he is an employee of the Company at the time of vesting or he is subject to a deemed termination, ie the Company materially and substantially changes his duties beyond the duties ordinarily performed by a Chief Financial Officer, other than with his agreement, or the Company is removed from the official list of the ASX.

The Options issued to Mr Freedman and Mr Adair expire on 4 August 2001, 5 years after their date of issue.

In accordance with the terms of their respective LTI plans, Mr Freedman and Mr Adair received 100% of their respective LTI bonus entitlements for FY2007 because actual earnings per share for FY2007 of 9.3 cents exceeded the upper end of the forecast range of earnings per share of 8.8 cents disclosed in the Company's Prospectus. Accordingly, 1/3 of the Options granted to each of them vested on the date of release of Emeco's FY2007 results. None of these vested Options was exercised and as at the date of this report there are 6,400,000 unissued shares under the Options.

Mr Freedman and Mr Adair received 20.0% and 14.3% of the respective values of their total remuneration for FY2007 in the form of options.

Details of remuneration

Details of the elements comprising the remuneration of the Emeco Group's key executives, including each Director and each of the five named Emeco Group executives who received the highest remuneration in FY2007 are set out in Table 5. Table 5 does not include the following components of compensation because they were not provided to key executives during FY2007: short term cash profit-sharing bonuses, long term incentives distributed in cash, post employment benefits other than superannuation and share based payments other than shares and units. Table 6 provides comparative information in relation to the remuneration of the Emeco Group's key executives for the prior financial year.

Table 5 - Directors' and executive officers' remuneration FY2007 (Company and consolidated) (audited)

	Short-term benefits			Post employment benefits	Other long term benefits (B)	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (A) $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP + IPO Fee (F)	Options (G) $	$	%
Non - Executive Directors										
Alec Brennan (C)	-	-	-	-	-	-	101,403	-	101,403	-
Greg Minton (D)	120,661	-	-	10,709	-	-	-	-	131,370	-
Paul McCullagh	95,091	-	-	8,558	-	-	-	-	103,649	-
Stuart Fitton	144,827	-	-	13,034	-	-	-	-	157,861	-
Peter Johnston (E)	80,307	-	-	6,751	-	-	-	-	87,058	-
Executive Directors										
Laurie Freedman Managing Director	832,000	850,000	15,051	94,154	123,068	-	-	479,964	2,394,237	60.7%
Robin Adair Chief Financial Officer	442,308	225,000	28,597	44,231	221,522	-	-	159,988	1,121,646	54.1%
TOTAL ALL DIRECTORS	1,715,194	1,075,000	43,648	177,437	344,590	-	101,403	639,952	4,097,224	

(A) The short term incentive bonus is for performance during FY2007. The amount awarded to each executive was determined on 27 August 2007 after completion of performance reviews.
(B) The amounts shown in this column are cash performance related payments to the executives which they were required to use to subscribe for performance shares on issue prior to, and which were converted into ordinary shares as part of the IPO
(C) Mr. Brennan commenced as Chairman on 28 November 2006
(D) Mr. Minton resigned as chairman on 28 November 2006
(E) Mr. Johnston commenced office on 8 September 2006
(F) Mr. Brennan elected to receive his IPO fee of $50,000 in the form of shares in the Company
(G) The fair value of options issued to Mr Freedman and Mr Adair have been independently valued at the date of grant using a binomial option pricing model and allocated to each reporting period evenly from the grant date to vesting date. In valuing the options, market conditions have been taken into account.

Directors' report contd.

For the year ended 30 June 2007

Table 5 Directors' and executive officers' remuneration FY2007 (Company and consolidated) – contd. (audited)

	Short-term benefits			Post employment benefits	Other long term benefits (B)	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (A) $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP $	Options $	$	%
Executives										
M Bourke President Emeco Canada (C)	341,044	-	117,801	-	-	-	41,209	-	500,054	
A Carr General Manager, Parts, Maintenance & Plant	264,000	-	8,008	22,846	-	-	42,764	-	337,618	
D Jeffery President, North America (D)	316,456	-	170,281	37,244	221,522	-	-		745,503	29.7%
R Parish General Manager Indonesia (E)	188,526	-	49,215	7,177	-	-	26,440	-	271,358	-
T Sauvarin General Manager, Emeco Sales	282,676	48,000	-	54,504	123,068	-	-	-	508,248	33.6%
D Tilbrook General Manager Rental, Western Region	332,500	90,000	14,370	29,925	221,522	-	-	-	688,317	45.2%
M Turner General Manager, Global Procurement	272,500	56,000	11,933	24,525	221,522	-	-	-	586,480	47.3%
TOTAL EXECUTIVES	1,997,702	194,000	371,608	176,221	787,634	-	110,413	-	3,637,578	
TOTAL ALL	**3,712,896**	**1,269,000**	**415,256**	**353,658**	**1,132,224**	-	**211,816**	**639,952**	**7,734,802**	

(A) The short term incentive bonus is for performance during FY2007. The amount awarded to each executive was determined on 27 August 2007 after completion of performance reviews.
(B) The amounts shown in this column are cash amounts paid to the executives which they used to subscribe for performance shares on issue prior to, and which were converted into ordinary shares as par of, the IPO
(C) Mr Bourke's remuneration has been converted to Australian dollars from Canadian dollars on the basis of an AUD/CAD exchange rate of $0.86.
(D) Mr Jeffery's remuneration has been converted to Australian dollars from US dollars on the basis of an AUD/USD exchange rate of USD $0.75.
(E) Mr Parish's remuneration has been converted to Australian dollars from US dollars on the basis of an AUD/USD exchange rate of USD $0.75.

Table 6 - Directors' and executive officers' remuneration for the year ended 30 June 2006 (Company and consolidated) (audited)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments	Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (A) $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP $	$	%
Non - Executive Directors									
Alec Brennan	-	-	-	-	-	-	33,597	33,597	-
Greg Minton	-	-	-	-	-	-	-	-	-
James Carnegie	-	-	-	-	-	-	-	-	-
Rob Koczkar	-	-	-	-	-	-	-	-	-
Paul McCullagh	-	-	-	-	-	-	-	-	-
Stuart Fitton	24,700	-	-	-	-	-	-	24,700	-
Executive Directors									
Laurie Freedman Managing Director	600,923	107,250	26,359	-	-	-	-	734,532	14.6%
Robin Adair Chief Financial Officer	323,076	70,000	29,256	32,308	-	-	-	454,640	15.4%
TOTAL ALL DIRECTORS	948,699	177,250	55,615	32,308	-	-	33,597	1,247,469	

Table 6 - Directors' and executive officers' remuneration for the year ended 30 June 2006 – contd. (audited)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments	Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP $	$	%
Executives									
D Jeffery General Manager Rental, Eastern Region (until 22/01/2006) (A)	134,326	26,500	43,508	12,089	-	-	-	216,423	12.2% (C)
D Jeffery President, North America (from 23/01/2006)	140,800	-	72,655	16,561	-	-	-	230,016 (A)	-
Total for D Jeffery	275,126	26,500	116,163	28,650	-	-	-	446,439	5.9%
W Malvern General Manager, Global Procurement (C)	255,422	22,000	-	47,413	-	-	-	324,835	6.8%
T Sauvarin General Manager, Emeco Sales	255,422	-	-	47,413	-	-	-	302,835	-
D Tilbrook General Manager Rental, Western Region	237,884	50,000	33,054	21,410	-	-	-	342,348	14.6%
M Turner General Manager, Emeco Parts, Maintenance & Plant	237,884	40,000	22,040	21,410	-	-	-	321,334	12.4%
R Parish General Manager Indonesia (B)	127,795	-	75,960	21,619	-	-	21,587	246,961 (D)	-
TOTAL ALL EXECUTIVES	1,389,533	138,500	247,217	187,915	-	-	21,587	1,984,752	

Directors' report contd.
For the year ended 30 June 2007

(A) Mr Jeffery's remuneration in relation to his position as President North America was converted to Australian dollars from US dollars on the basis of an AUD/USD exchange rate of USD $0.79.

(B) Mr Parish's remuneration was converted to Australian dollars from US dollars on the basis of an AUD/USD exchange rate of USD $0.79.

(C) Mr Malvern ceased as a member of the key management personnel on 30 June 2006.

Equity instruments (audited)

During FY 2007, the Company made share based payments to Mr Brennan, Mr Parish, Mr Bourke and Mr Carr under the Company's Management Incentive Share Plan (**MISP**). Details of the share issues made to each of them under the MISP are set out below:

Table 7 – MISP issues to directors and key executives

	Alec Brennan	Rodney Parish	Michael Bourke	Anthony Carr
Number of shares issued under the MISP (A)	500,000	600,000	600,000	500,000
Issue price of the MISP shares	$0.61	$0.61	$0.92	$1.155
Date of Issue	18 August 2005	5 September 2005 (B)	12 June 2006	12 June 2006
Amount of Company loan in respect of MISP shares outstanding at reporting date	$305,000	$366,000	$552,000	$577,500
Highest amount of indebtedness during the period	$305,000	$366,000	$552,000	$577,500
Fair value recognised as remuneration during the year	$51,403	$26,440	$41,209	$42,764

Notes:

(A) The number of shares shown above is the number now on issue to each of Mr Brennan, Mr Parish, Mr Bourke and Mr Carr following the 2 for 1 share split which preceded the IPO.

(B) Mr Parish was issued 300,000 ordinary shares in Emeco (UK) Ltd on 5 September 2005 which had an identical value to the shares in Emeco Holdings Ltd. As part of the corporate reorganisation which occurred prior to the IPO, Mr Parish's shares in Emeco (UK) Ltd were acquired by Emeco Holdings Ltd in exchange for shares in Emeco Holdings Ltd and on the same terms as those on which he held the shares in Emeco (UK) Ltd.

Key terms and conditions of the issue of shares to Mr Brennan under the MISP are as follows:

- In accordance with the terms of the MISP the Company provided Mr Brennan with an interest-free, limited recourse loan (**Loan**) to enable him to subscribe for the MISP shares.

- All of the shares were deemed to have vested as of 30 June 2007. Vesting of the MISP shares was brought forward in order to ensure Mr. Brennan received adequate compensation as a director and, as from 28 November 2006, chairman of the Company.

- If Mr Brennan's appointment as a director is terminated, the Company must buy back all of his vested MISP shares or transfer them to a nominee of the board and pay to Mr Brennan a purchase price equal to their market value, subject to the Company setting off the Loan amount outstanding in respect of the vested shares.

- Subject to the approval of the board, the Loan can be repaid at any time but must be repaid by the tenth anniversary of the commencement date of the MISP.

- Any dividends or capital distributions which may become payable in respect of the MISP shares may be applied by the Company in reducing the amount of the loan.

Key terms and conditions of the issue of shares to Mr Parish, Mr Bourke and Mr Carr (**Participants**) under the MISP are as follows:

- In accordance with the terms of the MISP, the Company provided each Participant with an interest-free, limited recourse loan (**Loan**) to enable him to subscribe for the MISP shares.

- The shares vest over a 5 year period with the first 6.25% of the shares vesting 2 years after the issue date. The shares then vest on an annual basis until all of the shares have vested on the 5th anniversary of their issue.

- If a Participant's employment with the Emeco Group is terminated prior to all of his MISP shares vesting, then in relation to those shares which have not vested, the Company is required to buy them back, cancel them or transfer them to a nominee at a price equal to the Loan amount outstanding in respect of them and to set off the payment against the Loan amount owed to the Company. In relation to those shares which have vested, the Company must buy them back or transfer them to a nominee of the board and pay to the Participant a purchase price equal to their market value, subject to the Company setting off the Loan amount outstanding in respect of the vested shares.

- Subject to the approval of the board, the Loan can be repaid at any time but must be repaid by the tenth anniversary of the commencement date of the MISP.

- Any dividends or capital distributions which may become payable in respect of the MISP shares may be applied by the Company in reducing the amount of the loan.

The share issues under the MISP to Mr Brennan and the Participants, and the time based vesting conditions in respect of the shares, were not dependent on the satisfaction of a performance condition because the issue of shares to them and the inclusion of time based vesting conditions in the terms of issue were intended to provide them with an incentive to remain with the Emeco Group. That is, the terms upon which the shares were issued to Mr Brennan and the Participants were intended to operate as a retention incentive arrangement rather than a performance incentive arrangement.

Service contracts (audited)

Except as outlined below, each of the key executives named in Table 5 are employed pursuant to contracts which provide for an indefinite term and which are terminable on either party giving 6 months' notice or on the payment to the executive of up to 6 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued statutory leave entitlements are payable under these contracts.

Mr Bourke is employed pursuant to a contract which provides for an indefinite term and which is terminable on either party giving 3 months' notice or on the payment to the executive of up to 3 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued statutory leave entitlements are payable under Mr Bourke's contract.

Mr Jeffery was employed by Emeco Equipment (USA) LLC pursuant to a contract which provides for a fixed term expiring on 31 December 2008, subject to either party being able to give 6 months notice or on the payment by Emeco Equipment (USA) LLC to Mr Jeffery of up to 6 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued leave entitlements are payable. Mr Jeffery resigned from his employment with Emeco on 23 July 2007.

Mr Freedman's contract provides that he is to act as Managing Director of the Group until at least 31 December 2008. Under this contract, Mr Freedman's remuneration has been structured so that he receives a base amount of $850,000 per annum (exclusive of superannuation and other entitlements outlined in his contract), together with the capacity to qualify for an STI performance bonus each year of up to 100% of the base amount calculated by reference to the earnings per share performance of Emeco Holdings. The contract may be terminated by either Mr Freedman or Emeco upon provision of 12 months notice of termination, although Mr Freedman has agreed that he will not provide such notice until at least 1 January 2008. Emeco may also terminate Mr Freedman's employment immediately, by making a payment in lieu of 12 months remuneration package, which would be the total of his base amount, plus superannuation and car allowance, being an amount of approximately $1,122,000.

Mr Adair's contract provides that he is to act as Chief Financial Officer of the Group until at least 30 June 2009. Under his contract, Mr Adair's remuneration has been structured so that he receives a base amount of $450,000 per annum (exclusive of superannuation and other entitlements outlined in his contract), together with the capacity to qualify for an STI performance bonus each year of up to 50% of the base amount calculated by reference to the earnings per share performance of Emeco Holdings. The contract may be terminated by either Mr Adair or Emeco upon provision of 12 months' notice of termination although Mr Adair has agreed that he will not provide such notice until at least 1 January 2009. Emeco may also terminate Mr Adair's employment immediately by making a payment in lieu of 12 months' remuneration package, which would be the total of his base amount, plus superannuation and car allowance, being an amount of approximately $585,000. If Mr Adair's duties are materially altered during the term of his employment or Emeco Holdings de-lists from the ASX, Mr Adair may receive payment equal to 12 months of his base amount plus the maximum performance bonus amount for the relevant financial year. In addition, the Options then granted to Mr Adair will immediately vest.

Non - executive directors (audited)

A maximum amount of $1,200,000 pa is currently prescribed in the Company's constitution as the total aggregate remuneration available to non-executive directors.

The remuneration of all of the non-executive directors other than Mr Brennan and Mr Minton comprised a cash director's fee of $100,000 pa, inclusive of superannuation contributions. An additional fee of $7,500 pa is paid to any director who is a member of a board committee; this fee is increased to $10,000pa for a director who chairs a committee.

Mr Minton was chairman of the Company until 28 November 2006 when he stood down. During this time, Mr Minton was paid a Chairman's fee of $175,000 pa. Mr Minton continued as a director of the Company after 28 November 2006, from which time he was paid the standard director's fee and committee membership fee in respect of his membership of the audit committee.

Mr Alec Brennan became chairman of the Company on 28 November 2006. Prior to that date he was a director. Mr Brennan received no cash fees during FY2007; however, he continued to receive the benefit of the issue to him in August 2005 of 500,000 shares in the Company under the terms of the Company's Management Incentive Share Plan (**MISP**). In accordance with the terms of the MISP, the Company provided Mr Brennan with an interest free loan to fund the purchase of the shares, the key terms of which are described below. The issue of these shares to Mr Brennan and the vesting of the shares does not depend on a performance condition as they have been issued in lieu of cash remuneration. Further details regarding the issue of shares to Mr Brennan are set out previously.

In addition to the remuneration described above, Mr Fitton and Mr Brennan received a one off $50,000 fee for the additional work they undertook during the IPO. Mr Fitton was paid this fee in cash. Mr Brennan elected to receive the fee in the form of shares in the Company.

Remuneration and the Company's performance (unaudited)

The Company was incorporated as a proprietary company on 14 December 2004. It is therefore not possible to discuss the relationship between the Company's remuneration policy and the Company's performance for the previous 4 financial years.

However, based on the pro-forma historical information set out in section 7 of the Prospectus, and the consolidated results set out in the Company's financial statements for FY2007, the Emeco Group has achieved a compound annual growth rate in pro-forma EBITA of 39.1% for the period from FY2003 to FY2007.

The directors consider that the remuneration policies of the Emeco Group while it was privately held and since the IPO have been successful in aligning the interests of the senior managers with the interests of the Emeco Group and its shareholders. This success is reflected in the earnings growth of the Group.

The directors also consider that the remuneration policies and practices adopted and approved by the Emeco Holdings Ltd Remuneration Committee for the Emeco Group's directors, secretary and senior managers for FY2007 provided them with appropriate rewards and motivated them to continue to perform in the best interests of the Company and its shareholders.

In FY2007, the Company's share price declined from the IPO price of $1.90 to $1.64 as at close of trading on 30 June 2007. However, the Emeco Group's EBITA increased in FY2007 by 43.7% from the pro-forma results for FY2006. This increase in EBITA is in part attributable to the Company's remuneration policies and the alignment of management's interests with those of the Company and its shareholders. The primary means available to the Company to grow shareholder wealth, whether by way of dividend distributions or increases in the Company's share price, is to continue to increase earnings. In this regard, the Company has continued to grow earnings at a rapid rate in each of the past 5 financial years. The Company will continue to adopt remuneration policies and practices which reward strong financial performance.

Indemnification and insurance of directors, officers and auditors

The Company has entered into a deed of access, indemnity and insurance with each of its current and former directors and the Company Secretary. Under the terms of the deed, the Company indemnifies the officer or former officer, to the extent permitted by law, for liabilities incurred as an officer of the Company. The deed provides that the Company must advance the officer reasonable costs incurred by the officer in defending certain proceedings or appearing before an inquiry or hearing of a government agency.

Since the end of the previous financial year, the Company has paid premiums in respect of contracts insuring the current and former directors and officers of the Emeco Group, including senior executives, against liabilities incurred by such a director, officer or executive to the extent permitted by the Corporations Act 2001. The contracts of insurance prohibit disclosure of the nature of the liability cover and the amount of the premium.

The Emeco Group has not indemnified its auditors, KPMG.

Non-audit services

During the year, KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services were subject to the Corporate governance procedures adopted by the Company;
- the non audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 *Professional Independence,* as they did not involve reviewing or auditing the auditors own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing the risks and rewards.

A copy of the auditor's independence declaration as required under Section 307C of the *Corporation Act* 2001 is included in the director's report.

Details of fees paid to the Company's auditors for non audit services are found in Note 7 of the financial report.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/100 dated 10 July 1998. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors

Laurence Freedman
Managing Director

Dated at Perth, 29th day of August 2007.

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Emeco Holdings Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit

KPMG

B C FULLARTON
Partner

Perth
29 August 2007

Emeco Holdings Limited and its Controlled Entities
Income Statements
For the year ended 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
Revenue from rental income		285,875	217,050	-	-
Revenue from the sale of machines and parts		238,590	154,157	-	-
Revenue from maintenance services		29,937	11,638	-	-
		554,402	382,845	-	-
Changes in machinery and parts inventory		(59,563)	(35,660)	-	-
Machinery and parts purchases and consumables		(144,942)	(94,048)	-	-
Repairs and maintenance		(74,306)	(57,333)	-	-
Employee expenses		(35,489)	(22,306)	-	-
Hired in equipment and labour		(6,910)	(5,589)	-	-
Gross profit		233,192	167,909	-	-
Other income	5	14,035	1,730	7,500	-
Other expense		(41,292)	(27,699)	(1,175)	(2,033)
EBITDA[(1)]		205,935	141,940	6,325	(2,033)
Depreciation expense	6	(78,860)	(54,005)	-	-
Amortisation expense	6	(3,422)	(10,509)	-	-
EBIT[(2)]		123,653	77,426	6,325	(2,033)
Financial income	6	822	1,184	-	-
Financial expenses	6	(44,516)	(44,792)	(1,818)	-
Profit/(loss) before income tax expense		79,959	33,818	4,507	(2,033)
Income tax expense/(benefit)	8(c)	(23,865)	(11,148)	193	565
Net Profit/(Loss)		56,094	22,670	4,700	(1,468)
Attributed to:					
Equity holders of the parent		54,773	15,166	4,700	(1,468)
Minority interests		1,321	7,504	-	-
Net Profit/(Loss)		56,094	22,670	4,700	(1,468)

	Note	2007 $	2006 $
Earnings per share for profit attributable to the ordinary equity holders of the company:			
Basic earnings per share from continuing operations	35	0.093	0.126
Diluted earnings per share from continuing operations	35	0.092	0.115

The income statements are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 44 to 97.

(1) EBITDA - Earnings before interest expense, tax, depreciation and amortisation
(2) EBIT - Earnings before interest expense and tax.

Emeco Holdings Limited and its Controlled Entities
Balance Sheets
as at 30th June 2007

		Consolidated		The Company	
	Note	2007	2006	2007	2006
		$'000	$'000	$'000	$'000
Current Assets					
Cash assets	13	27,740	19,240	4	-
Trade and other receivables	14	90,093	74,666	45,819	27,192
Inventories	16	187,131	115,438	-	-
Prepayments	15	8,846	12,345	-	47
Current tax asset	9	2,932	4,018	-	-
Total current assets		316,742	225,707	45,823	27,239
Non-current assets					
Trade and other receivables	14	2,279	8,379	507,412	167,796
Intangible assets	17	223,390	214,945	-	-
Investments	18	-	58	153,859	-
Property, plant and equipment	19	544,303	442,953	-	-
Deferred tax assets	10	10,105	-	5,492	-
Total non-current assets		780,077	666,335	666,763	167,796
Total assets		1,096,819	892,042	712,586	195,035
Current Liabilities					
Trade and other payables	20	43,621	42,627	17,782	20,208
Interest bearing liabilities	21	6,521	12,465	-	-
Current tax liabilities	9	12,489	3,754	12,141	2,714
Provisions	23	3,636	2,594	-	-
Total current liabilities		66,267	61,440	29,923	22,922
Non-current Liabilities					
Interest bearing liabilities	21	326,323	576,693	-	-
Deferred tax liabilities	10	30,826	17,120	-	-
Provisions	23	524	520	-	-
Total non-current liabilities		357,673	594,333	-	-
Total liabilities		423,940	655,773	29,923	22,922
Net assets		672,879	236,269	682,663	172,113
Equity					
Issued capital	24	609,278	173,928	685,165	173,928
Other contributed equity	24	1,023	150	1,023	150
Reserves	25	(7,020)	1,195	-	-
Retained earnings/(accumulated loss)	25	69,598	20,732	(3,525)	(1,965)
Total equity attributable to equity holders of the parent		672,879	196,005	682,663	172,113
Minority interest	25	-	40,264	-	-
Total equity		672,879	236,269	682,663	172,113

The balance sheets are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 44 to 97.

Emeco Holdings Limited and its Controlled Entities
Statements of recognised income and expense
For the year ended 30 June 2007

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Effective portion of cash flow hedge recognised directly in equity at beginning of the year	1,195	(1,228)	-	-
Effective portion of cash flow hedge recognised directly in equity at the end of the year	915	1,195	-	-
Movement for the year	(280)	2,423	-	-
Exchange differences on translation of foreign operations	(8,467)	1,713	-	-
Net income recognised directly in equity	(8,747)	4,136	-	-
Profit for the year	56,094	22,670	4,700	(1,468)
Total recognised income and expense for the year	47,347	26,806	4,700	(1,468)
Total recognised income and expense for the year attributed to				
Equity holders of the parent	46,911	17,589	4,700	(1,468)
Minority interest	436	9,217	-	-
Total recognised income and expense for the year	47,347	26,806	4,700	(1,468)
Effects of change in accounting policy - financial instruments				
Equity holders of the parent	-	2,423	-	-
Minority interest	-	-	-	-
	-	2,423	-	-

The statements of recognised income and expense is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 44 to 97.

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
Cash flows from operating activities					
Cash receipts from customers		556,414	331,983	-	-
Cash payments to suppliers and employees		(431,279)	(241,743)	(655)	(1,883)
Dividends received		-	-	-	-
Interest received		822	1,184	-	-
Interest paid		(32,912)	(41,189)	-	-
Income tax paid		(8,844)	(11,654)	(5,464)	(4,248)
Net cash provided by/(used in) operating activities	29(ii)	84,201	38,581	(6,119)	(6,131)
Cash flows from investing activities					
Proceeds on disposal of non-current assets		47,281	8,135	-	-
Dividends received		-	-	7,500	-
Payment for controlled entities (net of cash acquired)	30	(165,140)	(47,729)	(117,441)	-
Investment in subsidiary		-	-	(36,418)	-
Payment for property, plant and equipment		(204,278)	(219,325)	-	-
Net cash used in investing activities		(322,137)	(258,919)	(146,359)	-
Cash flows from financing activities					
Proceed from issue of shares		438,041	50,577	438,041	50,577
Proceed from loans		138,927	263,594	-	-
Repayment of exchangeable notes	21	(54,694)	-	-	-
Loan to controlled entity		-	-	(279,299)	(44,446)
Repayment of borrowings		(260,000)	(66,662)	-	-
Payment for deferred borrowing costs		(870)	(2,580)	-	-
Finance lease payments		(6,805)	(16,568)	-	-
Dividends paid		(6,260)	-	(6,260)	-
Net cash provided by financing activities		248,339	228,361	152,482	6,131
Net increase in cash held		10,403	8,023	4	-
Cash at the beginning of the period		19,240	11,039	-	-
Effects of exchange rate fluctuations on cash held		(1,903)	178	-	-
Cash at the end of the financial period	29(i)	27,740	19,240	4	-

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 44 to 97.

1 Reporting entity

Emeco Holdings Limited (the "Company") is a company domiciled in Australia. The address of the Company's registered office is Ground Floor, 10 Ord Street, West Perth WA 6005. The consolidated financial statements of the Company as at and for the year ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities. The Group primarily is involved in the rental, sales and maintenance of heavy earthmoving equipment.

2 Basis of preparation

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASBs) (including Australian Accounting Interpretations) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group also complies with the IFRSs and interpretations adopted by the International Accounting Standards Board. The Company's financial report does not comply with IFRSs as the Company has elected to apply the relief provided to parent entities by AASB 132 *Financial Instruments: Presentation and Disclosure* in respect of certain disclosure requirements.

The financial statements were approved by the Board of Directors on 29 August 2007.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss are measured at fair value
- available-for-sale financial assets are measured at fair value
- liabilities for cash-settled share-based payment arrangements are measured at fair value.

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company's functional currency and the functional currency of the majority of the Group.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

(d) Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

- Note 30 – business combinations
- Note 17 – measurement of the recoverable amounts of cash-generating units
- Note 32 – measurement of share based-payments
- Note 28 – contingencies
- Note 27 – valuation of financial instruments
- Note 10 – utilisation of tax losses.

3 Significant accounting policies

Except as described in note 3(j)(v), the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

The entity has elected to early adopt the following accounting standards and amendments:

- AASB 101 *Presentation of Financial Statements* (October 2006)

In the prior financial year the Group adopted AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.* This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the reconciliation of movements in equity (refer note 25).

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

In the Company's financial statements, investments in subsidiaries are carried at cost.

(ii) Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established; for this purpose comparatives are restated. The assets and liabilities acquired are recognised at the carrying amounts recognised previously in the Group's controlling shareholder's consolidated financial statements. The components of equity of the acquired entities are added to the same components within Group equity. Any cash paid for the acquisition is recognised directly in equity.

(iii) Associates and joint ventures (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and joint ventures, including partnerships, are accounted for using the equity method (equity accounted investees). The consolidated financial statements include the Group's share of the income and expenses of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

At year end there are no investments in associates.

3 Significant accounting policies (continued)

(a) Basis of consolidation (continued)

(vi) Transactions eliminated on consolidation

Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Australian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognised directly in equity. Since 14 December 2004, the Group's date of incorporation and transition to AASBs, such differences have been recognised in the foreign currency translation reserve (FCTR). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

(c) Financial instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expense is discussed in note 3(n).

3 Significant accounting policies (continued)

(c) Financial instruments (continued)

(ii) Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(iii) Share capital

Ordinary shares

Incremental costs directly attributable to issue of ordinary shares and share options are recognised as a deduction from equity, net of any related income tax benefit.

Dividends

Other dividends are recognised as a liability in the period in which they are declared.

(d) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost of property, plant and equipment at 14 December 2004, the date of incorporation and transition to AASBs, was determined by reference to its fair value at that date.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

3 Significant accounting policies (continued)

(d) Property, plant and equipment (continued)

(iii) Depreciation

Items of property, plant and equipment, excluding freehold land, are depreciated over their estimated useful lives and are charged to the income statement. Estimates of remaining useful lives, residual values and the depreciation method are made on a regular basis, with annual re-assessments for major items.

Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Where subsequent expenditure is capitalised into the asset, the estimated useful life of the total new asset is reassessed and depreciation charged accordingly.

Depreciation on buildings, leasehold improvements, furniture, fixture and fittings, office equipment, motor vehicles and sundry plant is calculated on a straight-line basis. Depreciation on plant and equipment is calculated on machine hours worked over their estimated useful life. The expected useful lives is as follows:

Leasehold Improvements	15 years
Plant and Equipment	3 – 15 years
Furniture, Fixtures and Fittings	10 years
Office Equipment	3 – 10 years
Motor Vehicles	5 years
Sundry Plant	7 – 10 years

(e) Intangible assets

(i) Goodwill

Goodwill (negative goodwill) arises on the acquisition of subsidiaries, associates and joint ventures.

Acquisitions on or after 1 January 2003
For acquisitions on or after 1 January 2003, goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Acquisitions of minority interests
Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.

Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses.

(ii) Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

(iii) Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss when incurred.

3 Significant accounting policies (continued)

(e) Intangible assets (continued)

(iv) Amortisation

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

- contract intangibles 0 – 3 years
- software 0 – 3 years

(f) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognised on the Group's balance sheet.

(g) Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(h) Construction work in progress

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognised to date less progress billings and recognised losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade and other receivables in the balance sheet. If payments received from customers exceed the income recognised, then the difference is presented as deferred income in the balance sheet.

(i) Impairment

(i) Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on a individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss.

3 Significant accounting policies (continued)

(i) Impairment (continued)

(i) Financial assets (continued)

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost, the reversal is recognised in profit or loss.

(ii) Non-financial assets

The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a *pro rata* basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill assets were tested for impairment at 30 June 2007 as part of the Company's process of annually testing goodwill for impairment. No impairment was recognised.

(j) Employee benefits

(i) Defined contribution superannuation funds

Obligations for contributions to defined contribution superannuation funds are recognised as an expense in profit or loss when they are due.

(ii) Other long-term employee benefits

The Group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods plus related on costs: that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on Commonwealth Government bonds that have maturity dates approximating the terms of the Group's obligations.

(iii) Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognised if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

3 Significant accounting policies (continued)

(j) Employee benefits (continued)

(iv) Short-term benefits

Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date and are calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, such as medical care, housing, cars and free or subsidised goods and services, are expensed based on the net marginal cost to the Group as the benefits are taken by the employees.

A provision is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(v) Share based payment transactions

(a) A management incentive share plan allows certain consolidated entity employees to acquire shares of the Company. The grant date fair value of the shares granted to employees is recognised as an employee expense with a corresponding increase in equity, over the period during which the employees become unconditionally entitled to the shares. The fair value of the shares granted is measured using a black scholes pricing model, taking into account the terms and conditions upon which the shares were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to shares prices not achieving the threshold for vesting. Employees have been granted a limited recourse 10 year interest free loan in which to acquire the shares. The loan has not been recognised by the Company as the Company only has recourse to the value of the shares.

(b) The share option programme allows certain consolidated entity employees to acquire shares of the Company. The grant date fair value of options granted to employees is recognised as an employee expense with a corresponding increase in equity, over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option-pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Change in accounting policy

The Company has applied Australian Interpretation 11 *Scope AASB 2 Group and Treasury Share Transactions* (Interpretation 11) for the first time from 1 July 2006. Under Interpretation 11, when the Company grants options, or entitlements under its management incentive share plan, over its shares to employees of subsidiaries, the fair value at grant date is recognised as an increase in the investments in subsidiaries, with a corresponding increase in equity over the vesting period of the grant. Previously, such grants were attributed to the employing subsidiary, but were not recognised in the Company.

The change in accounting policy was applied retrospectively to share-based payment transactions that were granted after 7 November 2002, with a vesting date on or after 1 January 2005, in accordance with the transitional provisions of AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.*

The change in accounting policy increased the Company's investments in subsidiaries and retained earnings by $88,000 as at 30 June 2007 (2006: nil). The change in policy had no impact on the Company's retained earnings for prior periods. The change had no impact on net profit or earnings per share on the Group's result.

3 Significant accounting policies (continued)

(k) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(l) Revenue

Goods sold

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

(m) Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(n) Finance income and expenses

Finance income comprises interest income, dividend income, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains, and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method. Dividend income is recognised on the date that the Group's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expenses comprise interest expense on borrowings, foreign currency losses, impairment losses recognised on financial assets, and losses on hedging instruments that are recognised in profit or loss. All borrowing costs are recognised in profit or loss using the effective interest method.

(o) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

3 Significant accounting policies (continued)

(o) Income tax (continued)

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

(i) Tax consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 16 December 2004 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Emeco Holdings Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax - consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised by the company as amounts payable (receivable) to/(from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(ii) Nature of tax funding arrangements and tax sharing arrangements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable/(payable) equal in amount to the tax liability/(asset) assumed. The inter-entity receivable/(payable) are at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

3 **Significant accounting policies (continued)**

(p) **Goods and services tax**

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q) **Earnings per share**

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(r) **Segment reporting**

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format for segment reporting is based on business segments.

(s) **New standards and interpretations not yet adopted**

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report:

- AASB 7 *Financial Instruments: Disclosures* (August 2005) replaces the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007, and will require extensive additional disclosures with respect to the Group's financial instruments and share capital.
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosure and Presentation,* AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings Per Share*, AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards, arising from the release of* AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the consolidated financial report.
- AASB 8 *Operating Segments* replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is not expected to have an impact on the financial results of the Company and the Group as the standard is only concerned with disclosures.
- AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 makes amendments to AASB 6 *Exploration for and Evaluation of Mineral Resources*, AASB 102 *Inventories*, AASB 107 *Cash Flow Statements*, AASB 119 *Employee Benefits*, AASB 127 *Consolidated and Separate Financial Statements*, AASB 134 *Interim Financial Reporting and* AASB 136 *Impairment Assets*. AASB 2007-3 is applicable for annual reporting periods beginning on or after 1 January 2009 and must be adopted in conjunction with AASB 8 *Operating Segments*. This standard is only expected to impact disclosures contained within the financial report.

3 Significant accounting policies (continued)

(s) New standards and interpretations not yet adopted (continued)

- AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation II amends AASB 2 *Share-based Payments* to insert the transitional provisions of AASB 2, previously contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. AASB 2007-1 is applicable for annual reporting periods beginning on or after 1 March 2007 and is not expected to have any impact on the consolidated financial report. The potential impact on the Company has not yet been determined.
- AASB 2007-2 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 makes amendments to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 117 *Leases*, AASB 118 *Revenue*, AASB 121 *The Effects of Changes in Foreign Exchange Rates*, AASB 127 *Consolidated and Separate Financial Statement*, AASB 131 *Interest in Joint Ventures*, and AASB 139 *Financial Instruments: Recognition and Measurement*. AASB 2007-2 is applicable for annual reporting periods beginning on or after 1 January 2008 and must be applied at the same time as Interpretation 12 *Service Concession Arrangements*.
- AASB 2007-2 Amendments to Australian Accounting Standards also amends references to "UIG Interpretation" to interpretations. This amending standard is applicable to annual reporting periods ending on or after 28 February 2007.

4 Determination of fair values

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

(ii) Intangible assets

The fair value of contract intangibles acquired in a business combination is based on the discounted estimated net future cash flows that are expected to arise as a result of the contracts that are in place when the business combination was finalised.

(iii) Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

(iv) Trade and other receivables

The fair value of trade and other receivables, excluding construction work in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

4 Determination of fair values (continued)

(v) Derivatives

The fair value of forward exchange contracts is based on the discounted value of the difference between the rate the forward exchange contract was entered and the year end exchange rate.

The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

(vi) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

(vii) Share-based payment transactions

The fair value of employee share options and management incentive plan shares are measured using an option pricing model. Measurement inputs include share price on issue, exercise price of the instrument, expected volatility, weighted average expected life of the instruments, expected dividends, and the risk-free interest rate. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

5 Other income

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Net profit on sale of non current assets [1]	11,687	552	-	-
Ineffective portion of cash flow hedges	454	869	-	-
Bad debt recovered	591	-	-	-
Sundry income	1,303	309	-	-
Dividend received	-	-	7,500	-
	14,035	1,730	7,500	-

[1] Included in net profit on the sale of non current assets is the sale of rental equipment which occurs in the ordinary course of business.

6 Profit before Income Tax Expense

Profit from ordinary activities before income tax expense has been arrived at after charging/ (crediting) the following items:

	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
Cost of sale of machines and parts	204,505	133,368	-	-
Write-down in value of inventories	4,951	1,696	-	-
Depreciation of:				
- buildings	227	167	-	-
- plant and equipment - owned	72,827	47,557	-	-
- plant and equipment - leased	2,274	3,807	-	-
- furniture fittings and fixtures	161	104	-	-
- office equipment	415	357	-	-
- motor vehicles	1,544	1,122	-	-
- leasehold improvements	311	240	-	-
- sundry plant	1,101	651	-	-
	78,860	54,005	-	-
Amortisation of:				
- contract intangible	3,279	10,302	-	-
- other intangibles	143	207	-	-
	3,422	10,509	-	-
Total depreciation and amortisation	82,282	64,514	-	-
Financial expenses:				
- bank loans and overdrafts	18,898	24,858	16	-
- exchangeable notes	4,490	12,603	-	-
- finance leases	915	1,459	-	-
- amortisation of debt establishment costs	476	3,602	-	-
- loss on extinguishment of debt [1]	18,848	-	1,802	-
- other facility costs	889	2,270	-	-
	44,516	44,792	1,818	-
Financial income:				
- interest revenue	(822)	(1,184)	-	-
Net financial expenses	43,694	43,608	1,818	-
Net foreign exchange (gain)/loss	423	(264)	-	-

(1) Due to the extinguishment of the groups existing debt facilities and exchangeable notes, the associated deferred borrowing costs, and the discount on conversion of notes to shares in the Company have been expensed during the year.

	Consolidated 2007 $	Consolidated 2006 $	The Company 2007 $	The Company 2006 $
7 Auditor's Remuneration				
Audit services				
Auditors of the Company				
KPMG Australia:				
- audit and review of financial reports	357,500	333,000	357,500	333,000
Overseas KPMG Firms:				
- audit and review of financial reports	238,700	169,360	-	-
- other assurance services	6,500	7,560	-	-
	602,700	509,920	357,500	333,000
Other services				
Auditors of the Company				
KPMG Australia:				
- transaction services [2]	113,013	1,055,000	48,099	975,000
- taxation services	297,115	369,160	-	-
Overseas KPMG Firms:				
- taxation services	262,917	115,862	-	-
- transaction services [1]	262,000	62,512	-	-
- accounting assistance	-	19,394	-	-
	935,045	1,621,928	48,099	975,000
	1,537,745	2,131,848	405,599	1,308,000

(1) Included in these amounts are fees for transaction and assurance services for business combinations for the Group totalling $262,000 (2006: nil).

(2) Included in these amounts are fees for transaction and assurance services for the initial public offering of the Company totalling Nil (2006: $1,037,512).

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
8 Taxation					
(a) Recognised in the income statement					
Current tax expense:					
Current year		15,678	7,744	(203)	(565)
Adjustments for prior years		10	101	10	-
		15,688	7,845	(193)	(565)
Deferred tax expenses					
Origination and reversal of temporary differences	10	8,817	3,303	-	-
Reduction in tax rate		(640)	-	-	-
Total income tax expense in income statement		23,865	11,148	(193)	(565)
(b) Deferred tax recognised directly in equity:					
Capital raising costs		(5,492)	-	(5,492)	-
Cashflow hedges		(355)	772	-	-
		(5,847)	772	(5,492)	-
(c) Numercial reconciliation between tax expense and pre tax net profit					
Prima facie income tax expense/(benefit) calculated at 30% on net profit/(loss)		23,988	10,145	1,352	(610)
Increase/(decrease) in income tax expense due to:					
Thin capitalisation provisions		-	359	-	-
Effect on tax rate in foreign jurisdictions		110	76	-	-
Discount on exchangeable notes		541	-	541	-
Share based payments		195	-	154	-
Reduction in tax rate		(640)	-	-	-
Sundry		(339)	467	-	45
Decrease in income tax expense due to:					
Dividend from subsidiary		-	-	(2,250)	-
Under/(over) provided in prior years		10	101	10	-
Income tax expense (benefit) pre-tax net profit		23,865	11,148	(193)	(565)

9 Current tax assets and liabilities

The current tax asset for the Group of $2,932,000 (2006: $4,018,000) and for the Company of Nil (2006: Nil) represents income taxes recoverable in respect of prior periods and that arise from payment of taxes in excess of the amount due to the relevant tax authority. The current tax liability for the Group of $12,489,000 (2006: $3,754,000) and for the Company of $12,141,000 (2006: $2,714,000) represent the amount of income taxes payable in respect of current and prior financial periods. In accordance with the tax consolidation legislation, the Company as the head entity of the Australia tax-consolidated group has assumed the current tax liability (asset) initially recognised by the members in the tax-consolidated group.

10 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	2007	2006	2007	2006	2007	2006
Consolidated	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	(639)	(1,250)	20,999	14,362	20,360	13,112
Intangible assets	-	-	300	830	300	830
Receivables	(3,343)	(873)	122	155	(3,221)	(718)
Inventories	-	-	12,950	4,637	12,950	4,637
Payables	(1,039)	(532)	-	-	(1,039)	(532)
Derivatives	-	-	417	772	417	772
Interest-bearing loans and borrowings	(1,022)	(497)	1,403	474	381	(23)
Employee benefits	(1,221)	(872)	-	-	(1,221)	(872)
Equity - capital raising costs	(5,492)	-	-	-	(5,492)	-
Provisions	(254)	(229)	-	-	(254)	(229)
Other items	(255)	(216)	477	359	222	143
Tax losses carried forward	(2,682)	-	-	-	(2,682)	-
Tax (assets) / liabilities	(15,947)	(4,469)	36,668	21,589	20,721	17,120
Set off of tax	5,842	4,469	(5,842)	(4,469)	-	-
Net tax (assets) / liabilities	(10,105)	-	30,826	17,120	20,721	17,120

The Company						
Other	(5,492)	-	-	-	(5,492)	-
Net tax (assets) / liabilities	(5,492)	-	-	-	(5,492)	-

10 Deferred tax assets and liabilities continued

Movement in temporary differences during the year

	Consolidated					The Company			
	Balance 1 July 05	Acquired through business combination	Recognised in income	Recognised in equity	Balance 30 June 06	Balance 1 July 05	Recognised in income	Recognised in equity	Balance 30 June 06
Property, plant and equipment	2,094	6,979	4,039	-	13,112	-	-	-	-
Intangible assets	3,450	470	(3,090)	-	830	-	-	-	-
Receivables	(438)	-	(280)	-	(718)	-	-	-	-
Derivatives	-	-	-	772	772	-	-	-	-
inventories	1,676	-	2,961	-	4,637	-	-	-	-
Payables	-	-	(532)	-	(532)	-	-	-	-
Interest-bearing loans and borrowings	(319)	-	296	-	(23)	-	-	-	-
Employee benefits	(676)	-	(196)	-	(872)	-	-	-	-
Provisions	(289)	-	60	-	(229)	-	-	-	-
Other items	98	-	45	-	143	-	-	-	-
	5,596	7,449	3,303	772	17,120	-	-	-	-

	Balance 1 July 06	Acquired through business combination	Recognised in income	Recognised in equity	Balance 30 June 07	Balance 1 July 06	Recognised in income	Recognised in equity	Balance 30 June 07
Property, plant and equipment	13,112	216	7,032	-	20,360	-	-	-	-
Intangible assets	830	420	(950)	-	300	-	-	-	-
Receivables	(718)	-	(2,503)	-	(3,221)	-	-	-	-
Derivatives	772	-	-	(355)	417	-	-	-	-
Equity - capital raising costs	-	-	-	(5,492)	(5,492)	-	-	(5,492)	(5,492)
Inventories	4,637	-	8,313	-	12,950	-	-	-	-
Payables	(532)	-	(507)	-	(1,039)	-	-	-	-
Interest-bearing loans and borrowings	(23)	-	404	-	381	-	-	-	-
Employee benefits	(872)	(5)	(344)	-	(1,221)	-	-	-	-
Provisions	(229)	-	(25)	-	(254)	-	-	-	-
Other items	143	-	79	-	222	-	-	-	-
Tax losses carried forward	-	-	(2,682)	-	(2,682)	-	-	-	-
	17,120	631	8,817	(5,847)	20,721	-	-	(5,492)	(5,492)

11 Dividends

(i) Dividends recognised in the current year by the Group are:

2006
No dividends were declared or paid in the prior year.

In thousands of AUD	Cents per share	Total amount	Franked/ unfranked	Date of payment
2007				
Interim 2007 ordinary	1.0	6,260	Franked	21 March 2007
Total amount		6,260		

Franked dividends declared or paid during the year were franked at the tax rate of 30%.

Subsequent to 30 June 2007
After the balance sheet date the following dividends were proposed by the directors. The dividends have not been provided. The declaration and subsequent payment of dividends has no income tax consequences.

In thousands of AUD	Cents per share	Total amount	Franked/ unfranked	Date of payment
Final 2007 ordinary	2.5	15,650	Franked	28 September 2007
Total amount		15,650		

The financial effect of these dividends have not been brought to account in the financial statements for the financial year ended 30 June 2007 and will be recognised in subsequent financial reports.

(ii) Franking account

	The Company	
	2007	2006
	$'000	$'000
Dividend franking account		
30% franking credits available to shareholders of Emeco Holdings Limited for subsequent financial years	16,708	15,873

The above available amounts are based on the balance of the dividend franking account at year-end adjusted for:

(a) franking credits that will arise from the payment of current tax liabilities and recovery of current tax receivables;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the year end;
(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at the year-end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $6,763,000 (2006: nil). In accordance with the tax consolidation legislation, the Company as the head entity in the tax-consolidated group has also assumed the benefit of $16,708,000 (2006: $15,873,000) franking credits.

12 Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest earnings assets and revenue, interest-bearing loans, borrowings, and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Business Segments
The Group comprises the following main business segments, based on the Group's management reporting system:

Rental	Provides a wide range of earthmoving equipment to customers.
Sales	Sells a wide range of earthmoving equipment to customers in the civil construction and mining industries.
Parts	Procuring and supplying global sourced used and reconditioned parts to external customers and internally to the rental and sales division.
Maintenance	Maintenance, repair and refurbishment of customer plant and equipment.

Geographical segments
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The Group's business segments operate geographically as follows:

Australia	Rental, sales, parts and maintenance divisions throughout Australia
Asia	Rental division in Indonesia
North America	Rental and Sales divisions throughout North America
Europe	Rental and Sales division in Netherlands

12 Segment reporting cont'd

Business segments	Rental 2007 $'000	Rental 2006 $'000	Sales 2007 $'000	Sales 2006 $'000	Parts 2007 $'000	Parts 2006 $'000	Maintenance 2007 $'000	Maintenance 2006 $'000	Other 2007 $'000	Other 2006 $'000	Eliminations 2007 $'000	Eliminations 2006 $'000	Consolidated 2007 $'000	Consolidated 2006 $'000
Revenue from external customers	318,908	220,112	190,984	130,254	38,990	26,651	5,520	5,638	-	-	-	-	554,402	382,655
Inter segment revenue	-	-	11,227	6,795	4,102	2,468	51	125	-	-	(15,380)	(9,388)	-	-
Total segment revenue	318,908	220,112	202,211	137,049	43,092	29,119	5,571	5,763	-	-	(15,380)	(9,388)	554,402	382,655
Unallocated revenue													-	190
Total revenue													554,402	382,845
Segment result	112,401	66,934	7,865	8,002	4,098	3,446	(711)	(956)	-	-	-	-	123,653	77,426
Unallocated revenues and expenses													-	-
Net financing expense													(43,694)	(43,608)
Profit before income tax													79,959	33,818
Income tax benefit/(expense)													(23,865)	(11,148)
Net profit													56,094	22,670
Depreciation and amortisation	80,324	62,994	1,066	799	356	225	536	364	-	132	-	-	82,282	64,514
Segment Assets	843,833	714,803	149,586	103,977	40,613	29,951	2,374	4,633	-	-	-	-	1,036,406	853,364
Unallocated corporate assets													60,413	38,678
Consolidated total assets													1,096,819	892,042
Segment Liabilities	14,995	34,549	12,511	12,331	1,330	3,069	-	279	-	-	-	-	28,836	50,228
Unallocated corporate liabilities													395,104	605,545
Consolidated total liabilities													423,940	655,773
Capital expenditure	236,297	309,841	6,507	2,448	343	485	57	103	-	203	-	-	243,204	313,080

Geographical segments	Australia 2007 $'000	Australia 2006 $'000	Asia 2007 $'000	Asia 2006 $'000	North America 2007 $'000	North America 2006 $'000	Europe 2007 $'000	Europe 2006 $'000	Consolidated 2007 $'000	Consolidated 2006 $'000
Segment Revenue	418,931	291,353	27,445	32,702	85,042	58,262	22,984	338	554,402	382,655
Segment Assets	830,644	673,232	72,639	67,479	139,199	126,525	54,337	25,331	1,096,819	892,567
Capital expenditure	145,763	166,260	20,990	52,958	69,335	93,743	7,116	119	243,204	313,080

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
13 Cash Assets				
Cash at bank	27,740	19,240	4	-
14 Trade and other receivables				
Current				
Trade receivables	82,738	72,672	-	-
Less: Impairment of receivables	(1,598)	(1,134)	-	-
	81,140	71,538	-	-
Receivables from controlled entities - tax balances	-	-	45,819	23,876
Other receivables	8,953	3,128	-	3,316
	90,093	74,666	45,819	27,192
Non-Current				
Other receivables	762	5,804	-	-
Fair value derivatives	1,517	2,575	-	-
Loans to controlled entities	-	-	507,412	167,796
	2,279	8,379	507,412	167,796

Intercompany loans

The Group does not charge interest on loans established within the Australian group. Interest is charged on intercompany cross boarder loans at arms length interest rates. Loans are repayable at call but are not expected to be repaid within 12 months.

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
15 Prepayments				
Tyre prepayments	5,274	10,343	-	-
Other prepayments	3,572	2,002	-	47
	8,846	12,345	-	47
16 Inventories				
Equipment and parts - at cost	142,075	96,579	-	-
Work in progress - at cost	1,935	3,090	-	-
Consumables, spare parts - at cost	43,121	15,769	-	-
	187,131	115,438	-	-

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
17 Intangible assets				
Goodwill				
Carrying amount at the beginning of the year	211,852	200,188	-	-
Acquisition through business combination	13,290	10,443	-	-
Effects of movement in foreign exchange	(3,215)	1,221	-	-
	221,927	211,852	-	-
Contract intangibles - at cost	22,390	21,111	-	-
Less accumulated amortisation	(21,390)	(18,345)	-	-
	1,000	2,766	-	-
Other intangibles - at cost	968	654	-	-
Less: Accumulated depreciation	(505)	(327)	-	-
	463	327	-	-
Total intangible assets	223,390	214,945	-	-
Movement in contract intangibles				
Carrying amount at the beginning of the year	2,766	11,500	-	-
Acquisition through business combination	1,513	1,568	-	-
Less : Accumulated amortisation	(3,279)	(10,302)	-	-
	1,000	2,766	-	-

Amortisation and impairment charge

The amortisation and impairment charge is recognised in the following line items in the income statement:

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Amortisation expense	3,422	10,509	-	-
Impairments	-	-	-	-
	3,422	10,509	-	-

Impairment tests for cash generating units contained goodwill

For the purpose of impairment testing, goodwill is allocated to the Group's geographical operating divisions which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Australian rental	168,029	161,844	-	-
North American rental	8,136	7,376	-	-
Asian rental	19,538	22,527	-	-
	195,703	191,747	-	-
Australian sales	16,376	16,376	-	-
European sales	6,119	-	-	-
Australian parts	3,729	3,729	-	-
	221,927	211,852	-	-

The recoverable amount of the cash generating units is based on value in use calculations. The calculations are based on the cashflow projections for five years. After this period, perpetual cashflows assuming no growth are used. A pre-tax discount rate of 10.0% (2006: 8.5%) has been used to discount the cashflows.

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
18 Investments					
Investments in subsidiaries	30	-	-	153,859	-
Investments accounted for using the equity method for joint venture entities	31	-	58	-	-
		-	58	153,859	-

The Company's investment in subsidiaries represent its initial acquisition of Emeco (UK) Limited (refer note 30 b(v)) and subsequent contribution throughout the year.

	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
19 Property, Plant and Equipment				
Freehold Land and Buildings - at cost	8,989	8,786	-	-
Less: Accumulated depreciation	(388)	(217)	-	-
	8,601	8,569	-	-
Leasehold Improvements at cost	3,198	2,498	-	-
Less: Accumulated depreciation	(736)	(347)	-	-
	2,462	2,151	-	-
Plant and Equipment - at cost	649,103	463,565	-	-
Less : Accumulated depreciation	(141,553)	(60,632)	-	-
	507,550	402,933	-	-
Leased Plant and Equipment - at capitalised cost	17,159	24,094	-	-
Less : Accumulated depreciation	(4,500)	(3,640)	-	-
	12,659	20,454	-	-
Furniture, Fixtures and Fittings - at cost	1,533	873	-	-
Less : Accumulated depreciation	(425)	(142)	-	-
	1,108	731	-	-
Office Equipment - at cost	2,565	1,277	-	-
Less : Accumulated depreciation	(1,260)	(566)	-	-
	1,305	711	-	-
Motor Vehicles - at cost	9,440	5,665	-	-
Less : Accumulated depreciation	(3,080)	(1,472)	-	-
	6,360	4,193	-	-
Sundry Plant - at cost	6,576	4,128	-	-
Less : Accumulated depreciation	(2,318)	(917)	-	-
	4,258	3,211	-	-
Total Property, Plant and Equipment - at net book value	544,303	442,953	-	-

19 Property, Plant and Equipment cont'd

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
Freehold Land and Buildings				
Carrying amount at the beginning of the year	8,569	6,680	-	-
Additions	1,657	2,028	-	-
Acquisition through entity acquired	40	-	-	-
Disposal	(1,171)	-	-	-
Depreciation	(227)	(167)	-	-
Effects of movements in foreign exchange	(267)	28	-	-
Carrying amount at the end of the year	8,601	8,569	-	-
Leasehold Improvements				
Carrying amount at the beginning of the year	2,151	2,083	-	-
Additions	625	308	-	-
Disposals	(3)	-	-	-
Depreciation	(311)	(240)	-	-
Carrying amount at the end of the year	2,462	2,151	-	-
Plant and Equipment				
Carrying amount at the beginning of the year	402,933	178,532	-	-
Additions	194,803	203,509	-	-
Transfer from leased plant and equipment	2,926	9,238		
Acquisition through entity acquired	29,168	63,866	-	-
Disposals	(34,137)	(7,387)	-	-
Depreciation	(72,827)	(47,557)	-	-
Effects of movements in foreign exchange	(15,316)	2,732	-	-
Carrying amount at the end of the year	507,550	402,933	-	-
Furniture, Fixtures and Fittings				
Carrying amount at the beginning of the year	731	476	-	-
Additions	509	343	-	-
Acquisition through entity acquired	29	-	-	-
Depreciation	(161)	(104)	-	-
Effects of movement in foreign exchange	-	16	-	-
Carrying amount at the end of the year	1,108	731	-	-
Office Equipment				
Carrying amount at the beginning of the year	711	761	-	-
Additions	923	231	-	-
Acquisition through entity acquired	92	73	-	-
Disposals	(6)	(1)	-	-
Depreciation	(415)	(357)	-	-
Effects of movement in foreign exchange	-	4	-	-
Carrying amount at the end of the year	1,305	711	-	-

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
19 Property, Plant and Equipment cont'd				
Reconciliations cont'd				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Motor Vehicles				
Carrying amount at the beginning of the year	4,193	2,626	-	-
Additions	3,641	2,149	-	-
Acquisition through entity acquired	393	682	-	-
Disposals	(266)	(164)	-	-
Depreciation	(1,544)	(1,122)	-	-
Effects of movement in foreign exchange	(57)	22	-	-
Carrying amount at the end of the year	6,360	4,193	-	-
Sundry Plant				
Carrying amount at the beginning of the year	3,211	2,148	-	-
Additions	2,120	1,314	-	-
Acquisition through entity acquired	53	289	-	-
Disposals	(11)	(31)	-	-
Depreciation	(1,101)	(651)	-	-
Effects of movement in foreign exchange	(14)	142	-	-
Carrying amount at the end of the year	4,258	3,211	-	-
Leased Plant and Equipment				
Carrying amount at the beginning of the year	20,454	14,374	-	-
Additions	-	18,373	-	-
Transfer to owned plant and equipment	(2,926)	(9,238)	-	-
Depreciation	(2,274)	(3,807)	-	-
Effects of movements in foreign exchange	(2,595)	752	-	-
Carrying amount at the end of the year	12,659	20,454	-	-

Security
The Group's assets are subject to a fixed and floating charge under the terms of the syndicated debt facility.

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
20 Trade and Other Payables				
Trade creditors	22,404	12,869	-	-
Other creditors and accruals	21,217	29,758	-	4,700
Payable to controlled entities - tax balances	-	-	17,782	15,508
	43,621	42,627	17,782	20,208

	Consolidated		The Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
21 Interest Bearing Liabilities				
Current				
Overdraft	1,500	6,000	-	-
Lease liabilities - secured	5,021	6,465	-	-
	6,521	12,465	-	-
Non-Current				
Bank loans - secured	323,731	459,836	-	-
Exchangeable notes - secured	-	125,000	-	-
Lease liabilities - secured	3,236	9,241	-	-
Debt raising costs	(644)	(17,384)	-	-
	326,323	576,693	-	-

Bank loans
As a result of the Company's initial public offering during the year the Group was able to enter a new syndicated loan facility ("syndicated facility"). Under the terms of the new syndicated facility the banks hold a fixed and floating charge over the assets and undertakings of the Group. The facility has an expiration date of 21 July 2009. Each entity of the consolidated group is a guarantor. The syndicated facility allows for funds to be drawn in Australian, United States, Canadian and Euro dollars. At year end the Group had drawn A$120.2M, US$67.5M (A$79.8M), C$95.5M (A$106.5M) and €$10.8M (A$17.2M) (2006: A$311.0M, US$46.8M (A$63.4M), C$68.7M (A$83.7M) and €$1.0M (A$1.7M)).

Overdraft
The overdraft facility is provided as part of the syndicated facility mentioned above. The expiration date of the overdraft facility is 21 July 2009.

Exchangeable Notes
On 27 April 2005, the Group issued 1,250,000 of Exchangeable Notes at $100 each totalling $125.0M. The notes have an expiration date of 27 October 2010 and paid a fixed interest of 10.0825% bi annually over the duration of the term. As a result of the Company's initial public offering notes with a face value of $54.7M were redeemed at a 6.0% premium to face value and the remainder were converted to shares in the Company at a discount of 2.5% to the issue price of $1.90. (refer note 24)

Lease Liabilities
Under the terms of the syndicated facility the Group is allowed to utilise finance lease facilities totalling $40.0M (2006: $20.0M). At year end the Group has been granted a US$15.0M (2006: US$15.0M) finance facility with PT Caterpillar Finance Indonesia and has provided a Letter of Comfort to guarantee the terms and conditions of the finance facility. Assets leased under the facility are secured by the facility.

22 Financing Arrangements

	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
The Group has the ability to access/establish the following lines of credit:				
Total facilities available:				
Bank loans	490,000	490,000	-	-
Exchangable notes	-	125,000	-	-
Finance leases	40,000	20,300	-	-
Overdraft	25,000	25,000	-	-
	555,000	660,300	-	-
Facilities utilised at reporting date:				
Bank loans	323,731	459,836	-	-
Exchangable notes	-	125,000	-	-
Finance leases	8,257	15,706	-	-
Overdraft	1,500	6,000	-	-
	333,488	606,542	-	-
Facilities not utilised or established at reporting date:				
Bank loans	166,269	30,164	-	-
Exchangable notes	-	-	-	-
Finance leases	31,743	4,594	-	-
Overdraft	23,500	19,000	-	-
	221,512	53,758	-	-

23 Provisions

	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
Current				
Employee benefits:				
- annual leave	3,319	2,278	-	-
- long service leave	317	316	-	-
	3,636	2,594	-	-
Non-Current				
Employee benefits - long service leave	524	520	-	-

Defined contribution superannuation funds
The Group makes contributions to defined contribution superannuation funds. The amount recognised as expense was $2,574,000 (2006: $2,039,000).

24 Contributed Equity

	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
Issued Capital				
631,237,586 (2006: 53,149,894) ordinary shares, fully paid and unpaid	685,165	42,594	685,165	42,594
Acquisition reserve	(75,887)	-	-	-
Nil (2006: 113,251,248) preferred ordinary shares, fully paid	-	131,334	-	131,334
Nil (2006: 7,500,000) A class management performance shares, fully paid	-	-	-	-
Nil (2006: 10,500,000) B class management performance shares, unpaid	-	-	-	-
	609,278	173,928	685,165	173,928

(a) **Ordinary Shares**

Date	Transaction	Note	Number of shares	$000's
1 July 2005	Opening ordinary shares		37,500,002	37,500
18 August 2005	Pursuant to subscription agreement		200,000	244
18 August 2005	Management incentive share plan	3(j)(v)	1,705,000	-
2 November 2005	Deferred ordinary subscription	24 (d)	10,416,667	-
1 January 2006	Shares issued pursuant to business combination	30 (c)(ii)	2,000,000	4,000
19 May 2006	Pursuant to subscription agreement		300,000	600
9 June 2006	Management incentive share plan	3(j)(v)	920,000	-
14 June 2006	Pursuant to subscription agreement		108,225	250
30 June 2006	Balance of ordinary shares		53,149,894	42,594
3 July 2006	Ordinary shares issued as part consideration for Bevans acquisition	30(b)(iii)	333,333	1,000
4 August 2006	Preferred ordinary shares converted to ordinary shares	24 (b)	113,251,248	131,334
4 August 2006	A and B class management performance shares converted to ordinary shares	24 (e)	18,000,000	11,465
4 August 2006	Receipt of funds from deferred subscription ordinary shares	24 (d)	-	18,854
4 August 2006	2:1 split of ordinary shares on issue pre IPO		184,734,475	-
4 August 2006	Conversion of Emeco Ltd exchangable notes to ordinary shares		37,952,218	72,109
4 August 2006	Ordinary shares issued through IPO (net of issue costs)		223,675,976	407,722
4 August 2006	IPO gift offer		140,442	267
30 June 2007	Subsequent IPO costs		-	(180)
30 June 2007	Balance of ordinary shares - The Company		631,237,586	685,165
	Acquisition reserve	30(b)(v)	-	(75,887)
30 June 2007	Balance of ordinary shares		631,237,586	609,278

Share options

On 4 August 2006 the Company issued 6,400,000 options over ordinary shares under an Employee Incentive Plan. These options had a fair value at grant date of $1.2M and will be recognised over the vesting period of the options, of which $640,000 was expensed during the year.

(b) **Preferred ordinary preference shares**

Date	Transaction	Note	Number of shares	$000's
1 July 2005	Opening preferred ordinary preference shares		82,001,248	82,001
2 November 2005	Pursuant to subscription agreement		31,250,000	50,000
2 November 2005	Transaction costs arising from issue		-	(667)
30 June 2006	Balance of preferred ordinary preference shares		113,251,248	131,334
4 August 2006	Conversion to ordinary shares	24 (a)	(113,251,248)	(131,334)
30 June 2007	Balance of preferred ordinary preference shares		-	-

24 Contributed Equity cont'd

Terms and conditions

(c) ***Ordinary shares***
Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company, the ordinary shareholder ranks after all other creditors are fully entitled to any proceeds of liquidation.

(d) ***Deferred subscriptions***
On 2 November 2005, the management shareholder group entered into a subscription agreement with the Company ("Agreement") pursuant to which they collectively agreed to subscribe for a total of 10,416,667 ordinary shares by 30 September 2010. The specific number of shares for which each management shareholder agreed to subscribe was set out in the Agreement. The subscription price for the shares as at the date of the Agreement was $1.60. The Agreement provided that the subscription price would increase by 13% per annum on a compound basis if the managers deferred their subscription. As part of the IPO, all of the managers subscribed for the shares and paid the required subscription amounts to the Company.

(e) ***A and B class management performance shares***
All A and B class management performance shares were converted to ordinary shares on 4 August 2006 as a result of the Company's initial public offering.

(f) ***Preferred ordinary shares***
Holders of preferred ordinary shares were entitled to the same terms and conditions as ordinary shareholders, with the addition of weighted voting rights. The weighted voting right reflects the voting right that would have been achieved had all investors, invested equally across the former parallel structure of Emeco Holdings Limited and Emeco (UK) Limited. All preferred ordinary shares were converted to ordinary shares as a result of the Company's initial public offering.

		Consolidated		The Company	
	Note	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Other contributed equity					
Opening balance		150	-	150	-
Share based payments	3(j)(v)	873	150	873	150
		1,023	150	1,023	150

25 Reconciliation of movement in capital and reserves attributable to equity holders of the parent

Consolidated $'000	Issued capital	Other contributed equity	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total	Minority interest		2006 Total equity
Balance at 1 July 2005	119,501	-	-	-	5,566	125,067	31,047		156,114
Effect of change in accounting policy relating to adoption of AASB 132 and AASB 139	-	-	(1,228)	-	-	(1,228)	-		(1,228)
Balance at 1 July 2005 restated	119,501	-	(1,228)	-	5,566	123,839	31,047		154,886
Total recognised income and expense	-	-	2,423	-	15,166	17,589	9,217	(1)	26,806
Share based payments	-	150	-	-	-	150	-		150
Shares issued (net of costs)	54,427	-	-	-	-	54,427	-		54,427
Balance at 30 June 2006	173,928	150	1,195	-	20,732	196,005	40,264		236,269

(1) Included in the total recognised income and expense of the minority interest rate exchange difference on transaction of foreign operations of $1,713,000.

Consolidated $'000	Issued capital	Other contributed equity	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total	Minority interest		2007 Total equity
Balance at 1 July 2006	173,928	150	1,195	-	20,732	196,005	40,264		236,269
Total recognised income and expense	-	-	(280)	(7,582)	54,773	46,911	436	(2)	47,347
Dividend paid during the year	-	-	-	-	(6,260)	(6,260)	-		(6,260)
Transfer from translation reserve	-	-	-	(353)	353	-	-		-
Shares issued (net of expenses)	439,128	-	-	-	-	439,128	854		439,982
Share based payments	-	873	-	-	-	873	-		873
Conversion of exchangeable notes	72,109	-	-	-	-	72,109	-		72,109
Acquisition of minority interest (see note: 30(b)(v))	-	-	-	-	-	-	(41,554)		(41,554)
Acquisition reserve (see note: 30(b)(v))	(75,887)	-	-	-	-	(75,887)	-		(75,887)
Balance at 30 June 2007	609,278	1,023	915	(7,935)	69,598	672,879	-		672,879

(2) Included in the total recognised income and expense of the minority interest are differences on transactions of foreign operations of ($885,000).

25 Reconciliation of movement in capital and reserves attributable to equity holders of the parent cont'd

Company $'000	Issued capital	Other contributed equity	Retained earnings	2006 Total equity
Balance at 1 July 2005	119,501	-	(497)	119,004
Total recognised income and expense	-	-	(1,468)	(1,468)
Share based payments	-	150	-	150
Shares issued (net of costs)	54,427	-	-	54,427
Balance at 30 June 2006	173,928	150	(1,965)	172,113

Company $'000	Issued capital	Other contributed equity	Retained earnings	2007 Total equity
Balance at 1 July 2006	173,928	150	(1,965)	172,113
Total recognised income and expense	-	-	4,700	4,700
Dividend paid	-	-	(6,260)	(6,260)
Share based payments	-	873	-	873
Conversion of exchangeable notes	72,109	-	-	72,109
Shares issued (net of costs)	439,128	-	-	439,128
Balance at 30 June 2007	685,165	1,023	(3,525)	682,663

Translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

26 Commitments

	Consolidated		The Company	
	2007	2006	2007	2006
(a) Operating Lease Commitments	$'000	$'000	$'000	$'000
Future non-cancellable operating lease rentals of premises not provided for in the financial statements and payable:				
Within one year	4,370	6,513	-	-
One year or later but not later than five years	7,305	7,811	-	-
Later than five years	2,345	2,087	-	-
	14,020	16,411	-	-

The Group leases the majority of their operating premises. The terms of the tenure are negotiated in conjunction with the Group's in-house and external advisors and is dependent upon market forces.

Also included in operating leases are three rental machines with varying lease expiries out to June 2008.

During the financial year the Group recognised an expense in the income statement in respect to operating leases of $8,268,000 (2006: $5,291,000).

	Consolidated		The Company	
	2007	2006	2007	2006
(b) Finance Lease Payment Commitments	$'000	$'000	$'000	$'000
Finance lease commitments are payable:				
Within one year	5,433	7,583	-	-
One year or later but not later than five years	3,389	9,658	-	-
	8,822	17,241	-	-
Less: Future lease finance charges	(565)	(1,535)	-	-
	8,257	15,706	-	-
Lease liabilities provided for in the financial statements:				
Current	5,021	6,465	-	-
Non-current	3,236	9,241	-	-
Total lease liability	8,257	15,706	-	-

The Group leases plant and equipment under finance leases. The Group's lease liabilities are secured by the leased assets of $12,650,000 (2006: $20,454,000). In the event of default, the leased assets revert to the lessor.

(c) Capital Commitments
The Group has entered into commitments with certain suppliers for purchases of fixed assets, primarily rental fleet assets, in the amount of $43,632,000 (2006: $43,904,000) payable within one year.

27 Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Company's and the Group's business. Derivatives are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Credit risk
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

Transactions involved derivatives are principally with large global banks, who are members of the syndicated debt facility and have sound credit ratings. Management does not expect any counterparty to fail to meet its obligations.

Concentration of credit risk on trade and term debtors exists in respect to the mining industry. However this risk is mitigated through a debtors insurance policy held over a significant portion of these debtors. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives in the balance sheet.

Other than the concentration of credit risk described above, the Group is not materially exposed to any individual country.

Interest rate risk
The Group's variable-rate borrowings are exposed to a risk of change in cash flows due to changes in interest rates.

The Group adopts a policy of ensuring that a minimum of 50 percent of its exposure to changes in interest rates on borrowings is on a fixed rate basis. Interest rate swaps, denominated in Australian and Canadian Dollars, have been entered into to achieve an appropriate mix of fixed and floating rate exposure within the Group's policy. The swaps mature over the next three years following the maturity of the related loans (see the following table) and have fixed swap rates ranging from 4.2 percent to 6.2 percent. At 30 June 2007, the Group had interest rate swaps with a notional contract amount of $184.0M (2006: $224.0M). The Group designates interest rate swaps as cash flow hedges.

The net fair value of the Group's swaps at 30 June 2007 was $2,907,000 (2006: $2,576,000) comprising assets of $2,907,000 (2006: $2,576,000) and liabilities of nil (2006: nil).

The Company does not directly hold any derivative transactions. All derivatives are held by subsidiaries.

Interest rate swaps to hedge interest rate risk

	2007 $'000	2006 $'000
Australian dollars	95,000	175,000
Canadian dollars C$80M (2006: C$40M)	89,236	49,000
	184,236	224,000

These interest rate swaps principle amount expiring over the next 5 years are:

	2007 $'000	2006 $'000
Not later than one year	12,500	25,000
Later than one year but not later than two	12,500	25,000
Later than two years but not later than three	159,236	25,000
Later than three years but not later than four	-	149,000
Later than four years but not later than five	-	-
	184,236	224,000

27 Financial instruments cont'd

Effective interest rates

In respect of income earning financial assets and interest bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they were repriced.

30 June 2007	Effective Interest Rate 2007 %	Total 2007 $'000	1 year or less 2007 $'000	1 to 5 years 2007 $'000	More than 5 years 2007 $'000
Financial Assets					
Cash assets					
AUD	5.4	13,675	13,675	-	-
USD	3.5	10,167	10,167	-	-
CAD	2.8	2,330	2,330	-	-
EURO	0.0	1,568	1,568	-	-
	-	27,740	27,740	-	-
Financial Liabilities					
Bank loans					
AUD floating rate loan	7.1	120,250	-	120,250	-
Effects of interest rate swaps (i)	(0.3)	-	95,000	(95,000)	-
USD floating rate loan	5.9	79,759	-	79,759	-
CAD floating rate loan	4.9	106,526	-	106,526	-
Effects of interest rate swaps (i)	(0.1)	-	89,236	(89,236)	-
EURO floating rate loan	4.2	17,196	-	17,196	-
USD finance lease liability	9.9	7,044	3,808	3,236	-
Euro finance lease liability	4.9	1,213	1,213	-	
Overdraft	6.7	1,500	1,500	-	-
	-	333,488	190,757	142,731	-

27 Financial instruments cont'd

30 June 2006	Effective Interest Rate 2006 %	Total 2006 $'000	1 year or less 2006 $'000	1 to 5 years 2006 $'000	More than 5 years 2006 $'000
Financial Assets					
Cash assets					
AUD	4.6	6,780	6,780	-	-
USD	3.1	6,736	6,736	-	-
CAD	1.7	5,613	5,613	-	-
EURO	0.0	111	111	-	-
	-	19,240	19,240	-	-
Financial Liabilities					
Bank loans					
AUD floating rate loan	7.6	311,000	311,000	-	-
Effects of interest rate swaps (i)	0.1	-	175,000	(175,000)	-
USD floating rate loan	6.3	63,393	63,393	-	-
CAD floating rate loan	5.2	83,729	83,729	-	-
Effects of interest rate swaps (i)	0.2	-	49,000	(49,000)	-
EURO floating rate loan	4.5	1,714	1,714	-	-
Exchangeable notes (ii)	10.1	125,000	-	125,000	-
USD finance lease liability	9.8	15,706	6,465	9,241	-
Overdraft	6.2	6,000	6,000	-	-
	-	606,542	696,301	(89,759)	-

(i) Interest rate risk emanates from the changes in market interest rates impacting on the Group's short and long term debt.

(ii) These liabilities bear interest at a fixed rate.

Foreign currency risk
The Group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the AUD. The currencies giving rise to this risk are primarily U.S. Dollars, Japanese Yen and Euro.

The Group hedges all trade receivables and trade payables which are denominated in a foreign currency and greater than $50,000. The Group uses forward exchanges contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than one year.

In respect of other monetary assets and liabilities held in currencies other than the AUD, the Group ensures that the net exposure is kept to an acceptable level by matching foreign denominated financial assets with matching financial liabilities and vice versa.

Forecast transactions
The Group classifies its forward exchange contracts hedging forecast transactions as cash flow hedges. The fair value of forward exchange contracts at 1 July 2005 was adjusted against the opening balance of the hedging reserve at that date. The net fair value of forward exchange contracts used as hedges of forecast transactions at 30 June 2007 was $1,598,000 (2006: $389,000), comprising assets of $9,000 (2006: $439,000) and liabilities of $1,607,000 (2006: $50,000).

27 Financial instruments cont'd

The following table sets out the gross value to be received under forward foreign currency contracts, the weighted average contracted exchange rates and the settlement years of outstanding contracts for the Group. The net gain/(loss) position is carried in the balance sheet as a cash flow hedge.

	Consolidated 2007			Consolidated 2006		
	Weighted average rate	$'000	$'000 gains/ (losses)	Weighted average rate	$'000	$'000 gains/ (losses)
Not later than one year						
Sell US dollars/Buy Australian dollars	0.84	3,200	9	0.74	1,571	(6)
Sell Euro dollars/Buy Australian dollars	0.63	111	-	0.61	741	(30)
Sell Australian dollars/Buy US Dollars	0.77	16,632	(1,528)	0.76	12,270	439
Sell Australian dollars/Buy New Zealand dollars	-	-	-	1.19	295	(8)
Sell Australian dollars/Buy Japanese Yen	103.07	7,047	(79)	84.47	775	(6)

Net fair values of financial assets and liabilities

Valuation approach

Net fair values of financial assets and liabilities are determined by the Group on the following basis:

Recognised financial instruments

Monetary financial assets and liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers (reduced for expected credit losses) or due to suppliers. The carrying amounts of financial assets and liabilities, except the exchangeable notes, approximate net fair value.

28 Contingent Liabilities

Details of contingent liabilities where the probability of future payments/receipts is not considered remote as set out below, as well as details of contingent liabilities, which although considered remote, the directors consider should be disclosed.

Guarantees

The Group has guaranteed the repayments of $317,000 (2006: $1,036,000) with varying expiry dates out to 30 June 2009.

29 Notes to the Statements of Cash Flows

(i) Reconciliation of Cash

For the purposes of the statements of cash flow, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:-

	Note	Consolidated 2007	Consolidated 2006	The Company 2007	The Company 2006
		$'000	$'000	$'000	$'000
Cash assets	13	27,740	19,240	4	-

(ii) Reconciliation of net profit/(loss) to net cash provided by operating activities

	Consolidated 2007 $'000	Consolidated 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
Net profit/(loss)	56,094	22,670	4,700	(1,468)
Add/(less) items classified as investing/financing activities:				
Net profit on sale of non-current assets	(11,687)	(552)	-	-
Add/(less) non-cash items:				
Amortisation	3,422	10,509	-	-
Depreciation	78,860	54,005	-	-
Amortisation of borrowing costs	17,522	3,602	-	-
Discount on issue of shares	1,802	-	1,802	-
Unrealised foreign exchange (gain)/loss	394	215	-	-
Stock write downs	4,951	1,696	-	-
Equity settled share based payments	873	150	648	150
(Decrease)/increase in income taxes payable	8,735	2,693	9,427	3,389
(Decrease)/increase in deferred taxes	8,817	7,506	-	-
Net cash provided by operating activities before change in assets liabilities adjusted for assets and liabilities acquired	169,783	102,494	16,577	2,071
(Increase)/decrease in trade and other receivables	(19,275)	(55,755)	(20,270)	(21,340)
(Increase)/decrease in inventories	(67,999)	(37,356)	-	-
Increase/(decrease) in payables	824	28,393	(2,426)	13,138
Increase/(decrease) in provisions	868	805	-	-
Net cash provided by operating activities	84,201	38,581	(6,119)	(6,131)

(iii) Non-cash investing and financing activities

- During the year the Company acquired control over Bevan's. Part of the consideration was $1.0M of the Company shares which is not reflected in the statement of cash flow. During the prior year the Company acquired control over Andy's Earthmovers Hire and Sale ("Andy's"). Part of the consideration paid was $4.0M of the Company's shares which is not reflected in the statement of cash flow.

- During the year there were nil acquisitions of plant and equipment by means of finance lease (2006: $18.4M). Finance lease acquisitions are not reflected in the cash flow statements.

- As a result of the Companies initial public offering exchangeable notes with a face value of $70.3M were exchanged for $72.1M of shares in the Company. This is not reflected in the statement of cash flow.

30 Controlled Entities

(a) Particulars in Relation to Controlled Entities

	Note	Country of Incorporation	Ownership Interest 2007 %	2006 %
Parent entity				
Emeco Holdings Limited				
Controlled entities				
Emeco Limited		Australia	100	100
Emeco International Pty Limited		Australia	100	100
Emeco Sales Pty Ltd		Australia	100	100
Emeco Parts Pty Ltd		Australia	100	100
Emeco (UK) Limited	(i)	United Kingdom	100	0
Emeco Equipment (USA) LLC	(ii)	United States	100	0
Emeco International Mauritius	(iii)	Mauritius	100	0
Emeco Global	(iii)	Mauritius	100	0
PT Prima Traktor IndoNusa (PTI)	(iv)	Indonesia	100	0
Emeco International Europe BV	(v)	Netherlands	100	0
Emeco Europe BV	(v)	Netherlands	100	0
Euro Machinery BV	(vi)	Netherlands	100	0
Emeco Canada Ltd	(vii)	Canada	100	0

Notes

(i) Emeco (UK) Limited was incorporated in and carries on business in the United Kingdom. Emeco (UK) Limited is the parent entity of Emeco Equipment (USA) LLC, Emeco International Mauritius, Emeco Global, Pt Prima Traktor IndoNusa ("PTI"), Emeco International Europe BV and Emeco Canada Limited. Emeco (UK) Limited was acquired as a subsidiary on 4 August 2006 as a result of the Company's initial public offering. Prior to this Emeco (UK) Limited was a special purpose entity and was reflected as a minority interest within the Group's results.

(ii) Emeco Equipment (USA) LLC was incorporated in and carries on business in the United States.

(iii) Emeco International Mauritius ("Mauritius") and Emeco Global ("Global") were incorporated in Mauritius and carry on business in the United Kingdom. At 30 June 2007 Mauritius and Global transferred at cost their total shares held in PTI of 5,149 and 1 shares to Emeco (UK) Limited and Emeco Europe BV respectively.

(iv) PT Prima Traktor IndoNusa was incorporated in and carries on business in Indonesia.

(v) Emeco International Europe BV and Emeco Europe BV were incorporated in and carries on business in the Netherlands. Emeco International Europe BV is the parent entity of Emeco Europe BV, and Euro Machinery BV.

(vi) Euro Machinery BV was acquired on 4 January 2007 and carries on business in the Netherlands.

(vii) Emeco Canada Ltd was incorporated and carries on business in Canada. On 2 August 2005 Emeco Canada Ltd acquired River Valley Equipment Company Ltd, which operates within Emeco Canada Ltd.

30 Controlled Entities cont'd

(b) Acquisition of entities in the current year

(i) On 28 June 2007, Emeco International Pty Ltd, a subsidiary of the Company acquired the business of JK Mining, an independent contract mining business based in Queensland for a consideration of $12,983,000 cash. Upon acquisition the business was merged into the existing Queensland rental division of Emeco, and commenced generating revenue in July 2007.

Effect of acquisitions
The acquisition had the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date

$'000	Recognised value [1]
Property, plant and equipment	8,441
Inventories	559
Deferred tax asset	5
Provisions	(17)
Net identifiable assets and liabilities	8,988
Goodwill on acquisition	3,995
Consideration paid, satisfied in cash	12,983

[1] As the acquisition of JK Mining by Emeco was the acquisition of a business and not a company, the recognised values represent their fair values. The carrying amounts in the JK Mining business are not available to the Group.

30 Controlled Entities cont'd

(b) Acquisition of entities in the current year cont'd

(ii) On 4 January 2007, Emeco International Europe BV, a subsidiary of the Company acquired Euro Machinery BV and Euro Rental BV, independent earthmoving equipment rental and sales Companies based in Hardenberg, Netherlands. Consideration comprised of a cash component of €4.4M (A$7.3M), and the equivalent of €2.0M (A$3.3M) of the Company's shares acquired on market on behalf of the vendors nominee. At acquisition all assets and liabilities of Euro Rental BV were transferred to Euro Machinery BV. Euro Rental BV is in the process of being liquidated. From the date of acquisition to 30 June 2007 the subsidiary contributed a net profit after tax of $201,000 for the period.

Effect of acquisitions
The acquisition had the following effect on the Group's assets and liabilities.

Acquiree's net assets at the acquisition date

$'000	Recognised value	Fair value adjustment	Carrying amounts
Cash and cash equivalents	7	-	7
Property, plant and equipment	1,163	-	1,163
Inventories	11,043	-	11,043
Trade and other receivables	2,371	-	2,371
Interest bearing loans and borrowings	(5,973)	-	(5,973)
Trade and other creditors	(3,429)	-	(3,429)
Provisions	(164)	-	(164)
Deferred tax liability	(216)	-	(216)
Net identifiable assets and liabilities	4,802	-	4,802
Goodwill on acquisition	5,848		
Total consideration [(1)]	10,650		
Consideration paid, satisfied in cash (cash outflow)	7,322 [(1)]		
Consideration paid, satisfied in shares in the Company (cash outflow)	3,328		
Cash (acquired)	(7)		
Net cash outflow	10,643		

(1) Total cash consideration paid is subject to an earn out agreement. Under the terms of the agreement the seller will be entitled to scaled payments upon reaching certain performance hurdles. The value of these contingent payments have not been reflected in the total consideration paid.

30 Controlled Entities cont'd

(b) Acquisition of entities in the current year cont'd

(iii) On 5 July 2006, Emeco International Pty Ltd, a subsidiary of the Company acquired the Bevan's business, an independent earthmoving equipment rental and sales business based in Orange, New South Wales for consideration comprised of a cash component of $8.7M, and an issue to the vendor of 666,666 shares (on a post split basis) in the Company. Upon acquisition the Bevan's business was merged into the New South Wales division of Emeco International Pty Ltd.

Effect of acquisitions
The acquisition had the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date

$'000	Recognised value [1]
Property, plant and equipment	6,699
Inventories	528
Deferred tax asset	18
Contract intangibles	1,400
Provisions	(61)
Deferred tax liability	(420)
Net identifiable assets and liabilities	8,164
Goodwill on acquisition	1,810
Total consideration	9,974
Consideration paid, satisfied in cash (cash outflow)	8,974
Consideration paid, satisfied in shares in the Company	1,000
Total consideration	9,974

Contract intangibles were recognised in the business combination at the date of acquisition.

(1) As the acquisition of Bevans by Emeco International Pty Limited was the acquisition of a business and not a company, the recognised values represent their fair values. The carrying amounts in the Bevans business were not available to the Group.

(iv) On 10 July 2006, Emeco Equipment (USA) LLC ("Emeco USA"), a subsidiary of the Company, acquired a package of machines and business from TSM North America Inc. ("TSM") for a consideration of $15,189,000. Included in the acquisition were machines with a fair value of $13,473,000, goodwill of $1,637,000, contract intangibles of $113,000 and a deferred tax liability of $34,000. These machines joined Emeco USA existing fleet within its rental segment.

The contribution of an acquired business on the Group's performance has not been separately disclosed given it has been merged into an existing business of Emeco and the results can not be separately determined.

30 Controlled Entities cont'd

(b) Acquisition of entities in the current year cont'd

(v) Following completion of the Company's initial public offering on 4 August 2006 the Company acquired all the shares in Emeco (UK) Limited, an entity which had previously been consolidated into the Company's financial statements as a minority interest. Consideration paid for Emeco (UK) Limited was $117.4M. Subsequent to the acquisition, the profits of Emeco (UK) Limited and its subsidiaries have been attributed to the equity holders of the parent. Prior to this, Emeco (UK) Limited consolidated results had been recognised as a minority interest for the period 1 July 2006 to 4 August 2006.

In accordance with AASB 127: Consolidated and Separate Financial Statements, the economic entity method has been adopted for recording the acquisition of Emeco (UK) Limited. Under this method the differences between the consideration paid and the net assets acquired is recognised as an acquisition reserve in equity.

Effect of acquisitions
The acquisition had the following effect on the Group's assets and liabilities.

Acquiree's net assets at the acquisition date

$'000	Note	Recognised value	Fair value adjustment [2]	Carrying amounts [1]
Cash and cash equivalents		5,388	-	5,388
Property, plant and equipment		171,715	-	171,715
Inventories		25,111	-	25,111
Trade and other receivables		34,267	-	34,267
Current tax asset		2,692	-	2,692
Intangibles		29,997	-	29,997
Interest-bearing loans and borrowings		(191,130)	-	(191,130)
Trade and other payables		(25,949)	-	(25,949)
Deferred tax liability		(10,412)	-	(10,412)
Provisions		(125)	-	(125)
Net identifiable assets and liabilities		41,554	-	41,554
Acquisition reserve	25	75,887		
Consideration paid, satisfied in cash		117,441		

[1] The carrying amount of net identifiable assets and liabilities was the amount that Emeco (UK) Limited and its subsidiaries were recognised in the Group as a minority interest at acquisition.

[2] No fair value adjustments given the assets and liabilities had been previously consolidated by the Group.

30 Controlled Entities cont'd

(c) Acquisition of entities in the prior year

(i) On 2 August 2005, the Group acquired all the shares in River Valley Equipment Company Limited ("River Valley") for $18,472,000 in cash. This company is a Canadian based heavy equipment rental and sales company, located in Edmonton, Alberta.

Effect of acquisitions
The acquisition had the following effect on the Group's assets and liabilities.

Acquiree's net assets at the acquisition date

$'000	Recognised value	Fair value adjustment	Carrying amounts
Cash and cash equivalents	2,546	-	2,546
Property, plant and equipment	33,864	8,552	25,312
Inventories	204	-	204
Trade and other receivables	6,295	-	6,295
Contract intangibles	1,257	1,257	-
Interest-bearing loans and borrowings	(16,325)	-	(16,325)
Trade and other payables	(8,605)	-	(8,605)
Deferred tax liability	(7,356)	(3,298)	(4,058)
Net identifiable assets and liabilities	11,880	6,511	5,369
Goodwill on acquisition	6,592		
Consideration paid, satisfied in cash	18,472		
Cash (acquired)	(2,546)		
Net cash outflow	15,926		

Contract intangibles were recognised in the business combination at the date of acquisition.

(ii) On 1 January 2006, the Group acquired the Andy's business for a consideration of $35,803,000. Andy's is an Australian based heavy equipment rental and sales company located in Bendigo, Victoria.

Acquiree's net assets at the acquisition date

$'000	Recognised value	Fair value adjustment	Carrying amounts
Property, plant and equipment	31,045	-	31,045
Inventories	706	-	706
Contract intangibles	311	311	-
Provisions	(17)	-	(17)
Deferred tax liability	(93)	(93)	-
Net identifiable assets and liabilities	31,952	218	31,734
Goodwill on acquisition	3,851		
	35,803		
Consideration paid:			
Satisfied in cash	31,803		
Satisfied in equity	4,000		
	35,803		

Contract intangibles were recognised in the business combination at the date of acquisition.

31 Investments accounted for using the equity method

a) Details of investments in joint venture entities are as follows:

	Ownership Interest	Investment carrying amount			
	Consolidated & The Company	Consolidated		The Company	
		2007 $'000	2006 $'000	2007 $'000	2006 $'000
Industrial Asset Management Pty Ltd ("IAM")	50%	-	58	-	-

The principal activity of IAM was to enter into forward commitments for the purchase of, primarily, heavy earthmoving and construction equipment for profitable resale. The liquidation of the joint venture was completed during the year.

	Consolidated	
	2007 $'000	2006 $'000
Summary of performance and financial position of joint venture entities		
The Group's share of aggregate assets, liabilities and profits of joint venture entities is as follows:-		
Net loss	7	-
Total assets	-	58
Total liabilities	-	-

32 Key management personnel disclosure

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Non-executive directors
P B Johnston (appointed 1 September 2006)
A N Brennan (appointed Chairperson 28 November 2006)
G J Minton (resigned as Chairperson 28 November 2006)
P J McCullagh
J S H Fitton (resigned 17th August 2007)

Executives directors
L C Freedman (Managing Director)
R L C Adair (Chief Financial Officer)

Executives
M A Turner (General Manager Global Procurement)
D O Tilbrook (formerly General Manager Rental Australia. Appointed Australasia General Manager Rental Operations 28 May 2007)
R Parish (General Manager Indonesia)
A Carr (General Manager Emeco Parts, Maintenance & Plant)
T T Sauvarin (General Manager Emeco Sales)
M Bourke (President, Emeco Canada Ltd)
D A Jeffery (General Manager, Emeco North America – resigned 23 July 2007)
W E Malvern (General Manager Business Development – resigned 30 June 2007)

Subsequent to year end Hamish Christie-Johnston became General Manager Emeco Sales on the 30 July 2007 replacing Trevor Sauvarin who transferred to Global Procurement. Greg Graham became Managing Director of Emeco Europe on the 12th August 2007. Clark Moseley, President of Emeco Equipment (USA) LLC, became a direct report to the Managing Director effect 1 July 2007.

Key management personnel compensation
The key management personnel compensation is as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Short-term employee benefits	5,397,152	2,956,814	-	-
Other long term benefits	1,132,224	-	-	-
Post-employment benefits	353,658	220,223	-	-
Termination benefits	-	-	-	-
Equity compensation benefits	851,768	55,184	-	-
	7,734,802	3,232,221	-	-

Remuneration of key management personnel by the Group
The compensation disclosed above represents an allocation of the key management personnel's estimated compensation from the Group in relation to their services rendered to the Company.

Individual directors and executives compensation disclosures
Information regarding individual directors and executives compensation and some equity instruments disclosures as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 are provided in the Remuneration Report section of the Director's report on pages 23 - 37.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company on the Group since the end of the previous financial year and there were no material contracts involving directors' interests existing at year-end.

Equity Instruments
Shares and rights over equity instruments granted as compensation under management incentive share plan
The Company has an ongoing management incentive share plan in which shares have been granted to certain directors and employees of the Company. The shares vest over a five year period and are accounted for as an option in accordance with AASB 2 *Share Based Payments*. The Company has provided a ten year interest free loan to facilitate the purchase of the Shares under the management incentive share plan.

32 Key management personnel disclosure cont'd

The movement during the reporting year in the number of shares issued under the management incentive share plan in Emeco Holdings Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2007

	Held at 1 July 2006	2:1 share split [1]	Granted as compensation	Exercised	Held at 30 June 2007	Vested during the year	Vested and exercisable at 30 June 2007
Directors & Executives							
Alec Brennan	250,000	250,000	-	-	500,000	-	-
Rodney Parish	300,000	300,000	-	-	600,000	-	-
Michael Bourke	300,000	300,000	-	-	600,000	-	-
Anthony Carr	250,000	250,000	-	-	500,000	-	-

2006

	Held at 1 July 2005	Granted as compensation	Exercised	Held at 30 June 2006	Vested during the year	Vested and exercisable at 30 June 2006
Directors & Executives						
Alec Brennan	-	250,000	-	250,000	-	-
Rodney Parish	-	300,000	-	300,000	-	-

No shares held by key management personnel have vested under the management incentive share plan and are therefore not included in issued capital.

[1] As a result of the Company's initial public offering there was a 2:1 share split of existing shares on issue immediately prior to the offering.

Options over equity instruments granted as compensation under a share option programme

During the year Options were issued to Mr L C Freedman and Mr R L C Adair following the successful completion of the Company's IPO, the term of which are disclosed in the Remuneration report. The movement during the reporting year in the number of options held, directly, indirectly or beneficially, by each key management person, including their related parties is as follows:

2007 **Directors & Executives**	Held at 1 July 2006	Granted as compensation	Exercised	Held at 30 June 2007	Vested during the year	Vested and exercisable at 30 June 2007
L C Freedman	-	4,800,000	-	4,800,000	1,600,000	1,600,000
R L C Adair	-	1,600,000	-	1,600,000	533,333	533,333

2006

There were no options issued or outstanding during 2006.

32 Key management personnel disclosure cont'd

Equity holdings and transactions

The shares in Emeco Holdings Limited held, directly, indirectly or beneficially, by each key management person, including their personally-related entities at year end, is as follows:

2007	Held at 1 July 2006 Ordinary Shares	Conversion of "A" and "B" Class Management Performance Shares [(2)]	2:1 Share Split [(1)]	Ordinary Shares purchased during year	Ordinary Shares sold during IPO	Held at 30 June 2007 Ordinary Shares
Directors						
L C Freedman	17,452,188	1,875,000	19,327,188	-	(20,654,376)	18,000,000
R L C Adair	4,128,604	2,625,000	6,753,604	-	(7,507,208)	6,000,000
G J Minton	-	-	-	161,267	-	161,267
P J McCullagh	-	-	-	184,907	-	184,907
A N Brennan	450,000 [(3)]	-	450,000 [(3)]	131,420	-	1,031,420 [(3)]
J S H Fitton	108,225	-	108,225	171,578	-	388,028
P B Johnston	-	-	-	20,000	-	20,000
Executives						
D O Tilbrook	3,819,804	2,625,000	6,444,804	-	(7,389,608)	5,500,000
D A Jeffery	3,819,804	2,625,000	6,444,804	-	(7,389,608)	5,500,000
T T Sauvarin	4,264,204	1,875,000	6,139,204	215,924	(6,278,408)	6,215,924
M A Turner	3,819,804	2,625,000	6,444,804	-	(7,389,608)	5,500,000
W E Malvern	4,264,202	1,875,000	6,139,202	-	(6,278,404)	6,000,000
R C Parish	300,000 [(3)]	-	300,000 [(3)]	-	-	600,000 [(3)]
M Bourke	300,000 [(3)]	-	300,000 [(3)]	-	-	600,000 [(3)]
A Carr	250,000 [(3)]	-	250,000 [(3)]	-	-	500,000 [(3)]

(1) As a result of the Company's initial public offering there was a 2:1 share split of existing shares on issue immediately prior to the offering.

(2) All A & B class performance shares held from the prior year were converted to ordinary shares immediately prior to the Company's initial public offering as a result of performance hurdles being achieved.

(3) Total includes shares held under management incentive share plan.

32 Key management personnel disclosure cont'd

2006					
				Held at 30 June 2006	
	Held at 1 July 2005 Ordinary Shares	Ordinary Shares Issued during year	Held at 30 June 2006 Ordinary Shares	'A' Class Management Performance Shares	'B' Class Management Performance Shares
Directors					
L C Freedman	13,658,234	3,793,954 (4)	17,452,188	937,500	937,500
R L C Adair	3,231,081	897,523 (4)	4,128,604	937,500	1,687,500
G J Minton	-	-	-	-	-
J D Carnegie	-	-	-	-	-
R I Koczkar	-	-	-	-	-
P J McCullagh	-	-	-	-	-
A N Brennan	-	450,000 (3)	450,000 (3)	-	-
J S H Fitton	-	108,225	108,225	-	-
Executives					
D O Tilbrook	2,989,412	830,392 (4)	3,819,804	937,500	1,687,500
D A Jeffery	2,989,412	830,392 (4)	3,819,804	937,500	1,687,500
T T Sauvarin	3,337,203	927,001 (4)	4,264,204	937,500	937,500
M A Turner	2,989,412	830,392 (4)	3,819,804	937,500	1,687,500
W E Malvern	3,337,202	927,000 (4)	4,264,202	937,500	937,500
R C Parish	-	300,000 (3)	300,000 (3)	-	-

(3) Total includes shares held under management incentive share plan.
(4) Represents shares issued under deferred subscription agreement (refer note 24(d)).

Loans
Other than the loan issued under the management incentive share plan no specified director or executive has entered into any loan arrangements with the Group.

32 Key management personnel disclosure cont'd

Other key management personnel transactions

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of the transactions with management persons and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

The aggregate amount recognised during the year related to key management personnel and their related parties were as follows:

			Transaction value year ended 30 June		Balance outstanding as at 30 June	
		Note	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Key management person and their related parties	**Transaction**					
(i) Key management person						
Nil	-		-	-	-	-
(ii) Other related parties						
Mr G J Minton Mr J D Carnegie - Archer Capital Pty Limited	Consulting Services	(1)	937,500	1,500,000	-	750,000
Mr R I Koczkar Mr P J McCullagh - Pacific Equity Partners Pty Limited	Consulting Services	(1)	937,500	1,500,000	-	750,000
Mr M A Turner Mr D O Tilbrook - Ivy Street Unit Trust	Sale of 510 Great Eastern Highway	(2)	2,950,000	-	-	-

(1) Archer Capital Pty Limited ("Archer"), a related party of G J Minton and J D Carnegie in the capacity as Partners, and Pacific Equity Partners Pty Limited ("PEP"), a related party of R I Koczkar and P J McCullagh in their capacity as Managing Directors each entered into an Investment Services Agreement with the Company to provide consulting services to the Company. The agreements terminated as a result of the Companies IPO. Archer and PEP each received $750,000 for the completion of the IPO and $187,500 for consulting services up to the date of the IPO.

(2) The Group sold its premises at 510 Great Eastern Highway, Redcliffe in Western Australia to Demol Investments Pty Ltd as trustee of the Ivy Street Unit Trust ("Trust") in June 2007 for a consideration of $2.95M. The sale price was negotiated on an arms length basis and in light of two independent expert valuations of the property. Two of the Group's key management personnel, Mr David Tilbrook and Mr Michael Turner, hold units in the Trust and each of them has a significant influence over the Trust.

33 Non key management personnel disclosures

The classes of non key management personnel are:

- subsidiaries (Note 30)

	Consolidated		The Company	
	2007	2006	2007	2006
Transactions	$'000	$'000	$'000	$'000
The aggregate amounts included in the profit before income tax expense that resulted from transactions with non director related parties are:				
Dividends	-	-	7,500	-
Aggregate amount of other transactions with non director related parties:				
Loan advances to:				
Subsidiaries	-	-	507,412	167,796

Subsidiaries

Loans are made between wholly owned subsidiaries of the group for capital purchases. Loans outstanding between the different wholly owned entities of the Company have no fixed date of repayment. Loans made between subsidiaries within a common taxable jurisdiction are interest free. Cross border subsidiary loans are charged at LIBOR plus a relevant arms length mark up.

Ultimate parent entity

Emeco Holdings Limited is the ultimate parent entity of the Group.

34 Subsequent events

Subsequent to 30 June 2007 the Company declared a 2.5 cent fully franked dividend payable 28 September 2007.

35 Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 30 June 2007 was based on the profit attributable to ordinary shareholders of $56,094,000 (2006: $22,670,000) and a weighted average number of ordinary shares outstanding for the year ended 30 June 2007 of 603,496,000 (2006: 179,457,000). The Company has calculated earnings per share on profits before any allocation to the minority interest but has not included the weighted average ordinary shares of the minority interest in the calculation. In the prior year the weighted average ordinary shares of the minority interest were included in the calculation as there was an equalisation agreement that had been entered into between the Company and the minority interest, Emeco (UK) Limited, whereby the Company and the minority interest had guaranteed security and returns over each others performance. The equalisation deed was subsequently terminated as a result of the Company's initial public offering, whereby the Company also acquired 100% ownership of the minority interest. (refer note 30). Upon termination of the equalisation agreement, the minority interest was no longer able to share in the performance of the Group, and therefore its shares have not been included in the weighted average number of ordinary shares from that date.

Weighted average number of ordinary shares *In thousands of shares*	Consolidated 2007	Consolidated 2006
Issued ordinary shares at 1 July	166,401	150,000
Effect of shares issued during the year	237,716	29,457
Effect of conversion of performance shares	16,323	-
Effect of 2:1 share split	183,056	-
Weighted average number of ordinary shares at 30 June	603,496	179,457

Diluted earnings per share

The calculation of diluted earnings per share at 30 June 2007 was based on profit attributable to ordinary shareholders of $56,094,000 (2006: $22,670,000) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2007 of 609,299,000 (2006: 197,457,000). Options are considered potential ordinary shares and have been included in the dilutive earnings per share.

Weighted average number of ordinary shares (diluted) *In thousands of shares*	Note	Consolidated 2007	Consolidated 2006
Weighted average number of ordinary shares at 30 June		603,496	179,457
Effect of conversion of A & B management performance shares	24	-	18,000
Effect of conversion of options		5,803	-
Weighted average number of ordinary shares (diluted) at 30 June		609,299	197,457

Earnings per share for continuing operations		
Basic earnings per share		
In AUD		
From continuing operations	0.093	0.126
Diluted earnings per share		
In AUD		
From continuing operations	0.092	0.115

Comparative information

The average market value of the Company's shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the period that options were outstanding.

36 Deed of cross guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly-owned subsidiaries listed below are relieved from the *Corporations Act 2001* requirements for preparation, audit and lodgement of financial reports, and directors' report.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the *Corporations Act 2001*. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed entered into during the year are:

- Emeco Pty Ltd
- Emeco International Pty Limited

A consolidated income statement and consolidated balance sheet, comprising the controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 June 2007 is set out as follows:

Summarised income statement and retained profits

	Consolidated 2007 $'000
Profit before tax	73,902
Income tax expense	(22,232)
Profit after tax	51,670
Retained profits at beginning of year	22,523
Dividends paid during the year	(7,500)
Retained profits at end of year	66,693
Attributable to:	
Equity holders of the Company	66,693
Profit for the period	51,670

36 Deed of cross guarantee cont'd

Balance Sheet	Consolidated 2007 $'000
Current Assets	
Cash assets	13,627
Trade and other receivables	69,301
Inventories	130,227
Total current assets	213,155
Non-current assets	
Trade and other receivables	54,527
Intangible assets	189,145
Investments accounted for using the equity method	-
Property, plant and equipment	361,120
Total non-current assets	604,792
Total assets	817,947
Current Liabilities	
Trade and other payables	49,757
Interest bearing liabilities	1,500
Provisions	3,322
Total current liabilities	54,579
Non-current Liabilities	
Interest bearing liabilities	172,792
Non interest bearing liabilities	507,412
Deferred tax liabilities	15,052
Provisions	503
Total non-current liabilities	695,759
Total liabilities	750,338
Net assets	67,609
Equity	
Issued capital	-
Reserves	916
Retained earnings	66,693
Total equity attributable to equity holders of the parent	67,609

Directors' Declaration

1. In the opinion of the directors of Emeco Holdings Limited ("the Company"):

   (a) the financial statements and notes as set out on pages 44 to 97, including the remuneration disclosures of the Remuneration report in the Director's report, set out on pages 23 to 37 are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and the Group as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

      (ii) complying with Accounting Standards and the Corporations Regulations 2001;

   (b) the remuneration disclosures that are contained in pages 23 to 37 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures;* and

   (c) there are reasonable grounds to believe that the Company is able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the group of entities identified in Note 36 will be able to meet any obligation or liabilities to which they are or may become subject to by Deed of Cross Guarantee between the Company and those group of entities pursuant to ASIC Class Order 98/1418.

3. The directors have been given the declarations required by Section 295A of the Corporations Act 2001 by the chief executive officer and chief financial officer for the financial year ended 30 June 2007.

Dated at Perth, 29th day of August 2007.

Signed in accordance with a resolution of the directors:

Laurence Freedman
Managing Director

Robin Adair
Director

Independent auditor's report to the members of Emeco Holdings Limited

Report on the financial report and AASB 124 remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Emeco Holdings Limited (the Company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a description of significant accounting policies and other explanatory notes and the directors' declaration of the Group comprising the Company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of directors and executives (remuneration disclosures), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration report" in the directors' report and not in the financial report. We have audited these remuneration disclosures.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the directors' report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 2(a), the directors also state, in accordance with Australian Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial report of the Group, comprising the financial statements and notes, complies with International Financial Reporting Standards but that the financial report of the Company does not comply.

The directors of the Company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001* and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance and whether the remuneration disclosures are in accordance with Australian Accounting Standard AASB 124.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of Emeco Holdings Limited is in accordance with the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 2(a).

Auditor's opinion on AASB 124 remuneration disclosures contained in the directors' report

In our opinion the remuneration disclosures that are contained in the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

KPMG

B C Fullarton

B C FULLARTON
Partner

Perth
29 August 2007

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	30-Aug-2007
Time	09:24:28
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2007 annual results presentation

Emeco Holdings Limited

2007 Annual Results Presentation


KOMATSU
PC
3000

Emeco

Disclaimer

- This presentation may contain forward looking statements that are subject to a range of risk factors and uncertainties. Whilst these statements are considered to be based on reasonable assumptions, the statements themselves and the assumptions upon which they are based may be affected by a range of circumstances which could cause actual results to differ significantly from the results expressed or implied in these forward looking statements. These circumstances include, but are not limited to: changes in the demand for volume of earth moved in the mining and civil construction sectors, changing customer preferences regarding the rental of heavy earthmoving equipment, industry competition, price fluctuations and general economic and financial market conditions, both in Australia and internationally. To the maximum extent permitted by law, Emeco Holdings Ltd, its directors, officers, employees and agents disclaim liability for any loss or damage which may be suffered by any person through the use of or reliance on anything contained in or omitted from this presentation.
- The information in this presentation is not an offer or recommendation to purchase or subscribe for securities in Emeco Holdings Ltd or to retain any securities currently held.

Emeco

Agenda

1. Highlights

2. Financial Results

3. Operational Overview

4. Outlook

Emeco

Staff Health and Safety

- A Safety Health and Environment Team comprising senior Emeco executives and the national OH&S manager has been formed to assist in the ongoing development of our OH&S systems and to monitor Emeco's performance

- An Emeco Safety Health and Environment Plan setting out the key features of Emeco's OH&S and Environmental management systems and processes has been rolled out across our Australian operations

- Emeco has continued to boost its OH&S capability with the appointment of 3 additional regional OH&S advisors and the recruitment of a dedicated national OH&S manager is underway

- Safety audits have been conducted at all Australian workshop sites and improvement plans are being implemented

Emeco

FY07 Business Highlights

- Solid FY07 result above prospectus forecast whilst enduring significant challenges
- $243M of capital invested during the year; $183M in growth capital ($135M organic growth and $48M in acquisitions) and $60M in maintenance capital
- Increasing acceptance of our product offering by customers who want availability, flexibility, capital management, residual risk management and asset management
- A shift to longer initial term contracts with blue chip miners
- Growth achieved whilst maintaining high utilisation and quality of earnings rates on capital invested
- Recruited experienced senior leaders and staff throughout the world to continue driving our growth ambitions
- Continued to expand our global operations

Emeco

Emeco's Global Vision

- We have continued to make significant progress in establishing the foundations for our global business vision



Canada
USA
Chile
Europe
West Africa
South Africa
UAE
India
Russia
Indonesia
Australia
Emeco Sites
Potential Future Sites

Emeco

Global Vision

- We have made significant progress to become a major world player

Rank 07	Rank 06	Company	Turnover (€ million) 06/07	Turnover (€ million) 05/06	Head Office	Areas of Operation	Type of Rental Company	Number of Depots	Number of Staff	Contact Details
14	15	**H&E Equipment Services**	**427**	375	Baton Rouge, Louisiana, USA	USA	Construction equipment	42	1677	+1 225 298 5200 www.he-equipment.com
15	13	**Hewden Stuart PLC**	**420**	426	Glasgow, Scotland	UK	Construction equipment	360	3600	+44 1698 805700 www.hewden.co.uk
		Figures include Tool Hire division sold to Speedy Hire.								
16	19	**Cramo**	**402**	334	Helsinki/Vantaa, Finland	Finland, Sweden, Denmark, Norway, Estonia, Latvia, Lithuania, Russia, Poland, Czech Republic	Construction equipment, tools	245	1828	+46 8 623 54 77 www.cramo.com
		Netherlands business sold in April '07.								
17	11	**Algeco**	**376**	362	Macon, France	UK, Portugal, Spain, France, Italy, Belgium, Germany, Poland, Czech Republic, Slovakia	Accomodation	133	2800	+33 142 862300 www.algeco.com
		Includes figures from Elliott Group in UK. Business owned by TDR Capital.								
18	7	**NES Rentals**	**347**	488	Chicago, USA	USA	Construction equipment	110	2000+	+1 800 NES RENT www.nesrentals.com
19	20	**Select Plant Hire Company Ltd**	**334**	264	Grays, Essex, UK	England, Scotland, Ireland, Middle East	Construction equipment, tools, tower cranes	10	217	+44 01375 390 666 www.selectplant.com
		Majority of sales with owner, Laing O'Rourke.								
20	74	**Emeco Holdings**	**313**	75	Perth, Australia	Australia, Canada, Indonesia, USA, NL	Heavy construction and mining equipment	74	500	+61 8 9420 0222 www.emeco.com.au
21	38	**Mediaco Lifting**	**300**	150	Marseille, France	France, North/West Africa, Worldwide	Cranes, construction equipment	70	2050	+33 4 91 035191 www.mediaco.fr
22	NEW	**Kanamoto Co**	**293**	-	Sapporo, Japan	Japan	Construction equipment	148	1452	+81 11 209 1631 www.kanamoto.co.jp
23	42	**Liebherr-Mietpartner**	**290**	143	Ludwigshafen, Germany	Germany, France, Italy, Spain, Austria, Switzerland, UK	Construction equipment	141	310	+49 6237 40060 www.liebherr.com
24	24	**Williams Scotsman International**	**260**	241	Baltimore, Maryland, USA	Canada, USA, Mexico, Spain	Accommodation	100+	1947	+1 410 931 6000 www.willscot.com
25	22	**Maxim Crane**	**250** (Est)	253.3 (Est)	Bridgeville, PA, USA	USA	Cranes and aerial platforms	35	2900	+1 412 504 0200 www.maximcrane.com

Source: International Rental News – June 2007

Emeco

Foundations of a Global Business- Indonesia

- Our Indonesian operations are ideally located to service the extensive coal fields of Kalimantan and metalliferous operations in the surrounding area



MALAYSIA
Kuala Lumpur
Medan
Banda Aceh
SINGAPORE
Singapore
Sumatra
South
SPRATLY ISLANDS
Bandar Seri Begawan
BRUNEI
MALAYSIA
Borneo
Kalimantan
Sulu Sea
Celebes Sea
GREATER SUNDA ISLANDS
Java Sea
Jakarta
Semarang
Makassar
Banda Sea
EAST TIMOR
Emeco site
Coal fields
Metalliferous Deposits

Emeco

Foundations of a Global Business- Indonesia

- A number of new opportunities are being discussed and evaluated to expand geographically into S.E Asia within the next couple of years



Andaman Sea
THAILAND
VIETNAM
PHILIPPINES
South China Sea
Philippine Sea
NORTH PACIFIC OCEAN
BRUNE
MALAYSIA
MALAYSIA
Borneo
Medan
Pekanbaru
SINGAPORE
Sumatra
Palembang
Kalimantan
Sulawesi (Celebes)
Makassar
Java Sea
JAKARTA
Semarang
Cirebon
Cilacap
Java
Surabaya
Denpasar
Kupang
EAST TIMOR
Timor Sea
Banda Sea
Ambon
Arafura Sea
Biak
PAPUA NEW GUINEA
IRIAN JAYA
New Guinea
INDIAN OCEAN
AUSTRALIA
0 200 400 km
0 200 400 mi
Emeco sites
Opportunities

Emeco

Foundations of a Global Business- Indonesia

- Land was acquired in 2007 and a new facility is to be built in 2008 to service the S.E Asian region, enabling us to replicate the product offerings available in Australia





Emeco

Foundations of a Global Business- Canada

- Emeco acquired River Valley in August 2005 with 114 rental machines, operating from Edmonton



Arctic Ocean
Beaufort Sea
Yellowknife
Whitehorse
Juneau
Canada
Churchill
Fort McMurray
Prince Rupert
Edmonton
Calgary
Regina
Winnipeg
Vancouver
Thunder Bay
Seattle
Pacific Ocean
Portland
United States Of America
Minneapolis
Toronto
Chicago
Des Moines
Pittsburgh
Salt Lake City
Denver
Omaha
Columbus
San Francisco
Reno
Kansas City
Las Vegas
Oklahoma City
Los Angeles
Phoenix
Charlotte
Dallas
El Paso
Charleston
San Diego
© 2007 MapQuest, Inc.

Emeco

Foundations of a Global Business- Canada

- In 2007, 2 new sites were opened and local, experienced business development staff were recruited
- Rental machine numbers increased to 281 machines and procurement of sales inventory commenced



NORTHWEST TERRITORIES
Fort McKay
Fort McMurray
Grande Prairie
ALBERTA
Canada
Edmonton
Prince George
BRITISH COLUMBIA
Red Deer
Calgary
Kamloops
Kelowna
Vancouver
Victoria
Penticton
Lethbridge
Medicine Hat
SASKATCHEWAN
Prince Albert
Saskatoon
Moose Jaw
Regina
Spokane
United States Of America
MONTANA
WASHINGTON
Olympia
Yakima
IDAHO
Butte
Helena
NORTH DAKOTA
80mi
80km
© 2007 MapQuest, Inc.

Emeco Sites

Business development

Emeco

Foundations of a Global Business- Canada

- The new Fort McKay site is located in the middle of the "oil sands patch", surrounded by leases granted to predominantly 4 major producers



Emeco

Foundations of a Global business- Canada

- The 4 major producers have several oil field expansions under construction to increase production

Syncrude



,000 BPD
500
400
300
200
100
0
2007
2015

Suncor



,000 BPD
500
400
300
200
100
0
2007
2008
2010

Shell - Albian Sands



,000 BPD
500
400
300
200
100
0
2007
2009
2015

CNRL



,000 BPD
300
200
100
0
2007
2008
2010
2012

Emeco

Foundations of a Global Business- Canada

- Larger rental machines are being brought into Fort McKay as demand from clients grow



Emeco

Foundations of a Global Business- Canada

- Construction of custom built facilities has commenced at Fort McKay to enable us to replicate the product offerings available in Australia ......



Emeco

Foundations of a Global Business- Canada

- ...... as the current maintenance facility is inadequate!



Emeco

Foundations of a Global Business- Canada

- Edmonton and Grand Prairie targeted mining and construction markets


Prince
Rupert
Edmonton
Saskatoon
Calgary
Vancouver
Regina
Winnipeg
Emeco Sites
Business Development
Metalliferous Mines
Coal Mines
Coal Deposits

Emeco

Foundations of a Global Business- USA

- Emeco acquired equipment from TSM in July 2006 and established a new site in London, Kentucky to target opportunities in the Appalachian coal mining region


London
(Rental &
Sales)
Atlanta
(Sales)
Houston
(Sales)
Emeco sites
Coal fields

Emeco

Foundations of a Global Business- USA

- A new custom built facility is being constructed in London, Kentucky, to enable us to replicate the product offerings available in Australia





Emeco

Foundations of a Global Business- Europe

- Emeco acquired Euro Machinery on 1 January 2007.....



Euro Machinery

Emeco

Foundations of a Global Business- Europe

- ..... and relocated the business to a 40,000m2 world class custom built facility in Hardenberg in March 2007



Emeco

Foundations for a Global Business- Europe

- Euro Machinery provides Emeco with a major trading platform in Europe from which we can grow
- An experienced Australian rental manager has recently been appointed Managing Director of Europe to evaluate, establish and promote complimentary rental and parts businesses throughout Europe and nearby countries



Emeco

Foundations of a Global Business- Europe

- Since acquiring Euro Machinery, we have recruited additional experienced sales representatives. Our sales team in Europe are now fluent in 10 languages and trade across Europe in conjunction with our global procurement division



ICELAND
NORWAY
SWEDEN
RUSSIA
North Atlantic Ocean
UNITED KINGDOM
BELARUS
GERMANY
UKRAINE
FRANCE
ROMANIA
ITALY
BULGARIA
PORTUGAL
SPAIN
TURKEY
Mediterranean Sea
ALGERIA
TUNISIA
MOROCCO

Euro Machinery

Fluent Languages

Fluent English

Emeco

Agenda

1. Highlights
2. Financial Results
3. Operational Overview
4. Outlook

Emeco

Pro forma summary financials

Growth continues to be driven by significant capital expenditure in rental machines and investment in inventory

12 months to:	Jun-06 $M	Jun-07 $M	Change %
Financial Performance			
Revenue	382.8	554.4	44.8%
EBITDA	143.4	207.3	44.6%
EBITA	89.4	128.5	43.7%
EBIT	78.9	125.0	58.4%
NPAT	23.7	74.7	215.2%
NPATA	34.2	78.2	128.7%
Gross Capital Expenditure			
Maintenance	45.8	60.3	
Growth	267.3	182.9	
Total	313.1	243.2	
Rental Machine Numbers	814	1,013	
Sales Machine Numbers	254	405	

Emeco

Continued Growth through FY07 whilst maintaining margins

Revenue



600
500
400
300
200
100
0
CAGR 30.7%
189.9
251.3
291.8
382.8
554.4
FY2003
FY2004
FY2005
FY2006
FY2007

Pro Forma EBITDA



250
200
150
100
50
0
CAGR 35.9%
60.7
73.3
96.4
143.4
207.3
40.0%
38.0%
36.0%
34.0%
32.0%
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
FY2003
FY2004
FY2005
FY2006
FY2007
Pro Forma EBITDA
EBITDA Margin

Pro Forma EBITA



140
120
100
80
60
40
20
0
CAGR 39.1%
34.3
40.8
63
89.4
128.5
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2003
FY2004
FY2005
FY2006
FY2007
Pro Forma EBITA
EBITA Margin

Pro Forma NPAT



80
70
60
50
40
30
20
10
0
N/A
N/A
N/A
23.7
74.7
FY2003
FY2004
FY2005
FY2006
FY2007

Emeco

Working Capital

- Working capital increased with additional investment in machines and tyres to support future operating and growth requirements
- Emeco has negotiated a new 5 year "preferred customer" guaranteed supply contract with a renowned global tyre manufacturer with 2 x 5 year renewal options, which will enable a reduction in our tyre inventory

12 months to:	Jun-06 $M	Jun-07 $M	Change %
Cash	19.2	27.7	44.3%
Receivables	71.5	81.1	13.5%
Inventory			
- Sales Machines	73.5	116.5	58.5%
- Parts	23.1	25.6	10.8%
- Other	18.8	45.0	139.4%
Payables	(42.6)	(43.6)	2.3%
Working Capital	163.5	252.3	54.3%

Emeco

Balance Sheet

Emeco remains conservatively geared and has $249M in unused facilities in place to fund future growth

	Jun-06 $M	Jun-07 $M	Change %
Working Capital	163.5	252.3	54.3%
Rental Plant	423.4	520.2	22.9%
Total Assets	892	1,097.5	23.0%
Net Assets	236.3	672.9	184.8%
Net Debt	569.9	295.1	-48.2%
Gearing % (Net Debt/Equity)	241.2%	43.9%	
Remaining Available Facilities		249.3	
Pro Forma Interest Cover (EBIT/Interest)	1.8	6.5	

Emeco

Cash Flow

As incremental working capital requirements reduce, free cash flow before growth will increase, which can either be re-invested in growth or returned to shareholders

	Statutory Jun-07 $M	Pro Forma Jun-07 $M
EBITDA	**205.9**	**207.3**
Working Capital	(80.0)[1]	(80.0)[1]
Non Cash/Other Items	8.0	8.0
Interest	(32.1)	(23.4)
Tax	(8.8)	(16.0)
Operating Cash Flow	**93.0**	**95.9**
Maintenance Capex		
Rental	(53.2)	(53.2)
Other	(7.1)	(7.1)
Disposals	47.3	47.3
Net Maintenance Capex	**(13.0)**	**(13.0)**
Free Cash Flow before Growth	**80.0**	**82.9**
Dividends	(6.3)	(6.3)
Growth Capex	(182.9)	(182.9)
Debt Funded Growth	**(109.2)**	**(106.3)**

Note 1: Increase in working capital of $88.8M less $8.8M of working capital acquired with Euro Machinery, which is included as growth capex

Emeco

Currency Risk

- Adverse currency movements since preparing the Director's Forecast has dampened the reported results as overseas operations, recorded in USD, CAD and EURO, are translated into AUD
  - Currency translation has dampened EBITDA by $3.3M and EBITA by $1.6M in FY07
- Emeco adopts a natural hedging policy whereby foreign denominated assets are matched with foreign denominated liabilities
- Although reported results are impacted by currency movements, the effect on quality of earnings and ROFE's are minimal

Emeco

Return on funds employed

- Emeco continues to maintain strong and consistent pro forma ROFE's

Pro forma return on funds employed ("ROFE")[1]



40%
30%
20%
10%
0%
200
180
160
140
120
100
80
60
40
20
0
A$m
Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07
LTM rolling EBITA
LTM rolling Depreciation
EBITA ROFE
EBITDA ROFE

- EBITDA and EBITA ROFE's slightly below average at 27.8% and 17.3%
- Marginal decline in ROFE's due to:
  - Investment in expanding offshore operations and capability
  - Additional investment in Inventory

Notes:
1. Quotient of (i) the sum of EBITDA or EBITA, as the case may be, for each of the last twelve months, divided by (ii) Average Funds Employed for the same period. Average Funds Employed is the average of each month's closing net tangible assets plus interest bearing liabilities on the last day of each of the last twelve months

Emeco

Agenda

1. Highlights
2. Financial Results
3. Operational Overview
4. Outlook

Emeco

Utilisation and Customers

- Utilisation rates have remained high in Australia whilst there has been a shift in customers from small contractors to large miners

Utilisation Rates[1]



100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Canadian winter and thaw
Australia
Aust and Indo
Canada

Type of Customer[2]



FY06
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Large
Small
Total
Miner
Contractor
Other
FY07
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Large
Small
Total
Miner
Contractor
Other

Notes:

1. Percentage of Emeco's rental equipment which is on rental at customer sites (excluding machines in transit)
2. A Large customer is defined as companies with a market cap greater than $1 billion, or joint ventures or associates where a Large company is a major participant. Percentages are based on revenue

Emeco

Contract and Customer Revenue Profile

- Longer initial term contracts are being entered into with the shift in customers, whilst maintaining customer diversity

Average initial contract length



20
15
10
5
0
7
16
14
Mar-06
Dec-06
Jun-07

Customer revenue contribution



FY06
18%
8%
9%
65%
Top 5
Top 6–10
Top 11–20
Remainder
FY07
16%
10%
11%
63%

Note: Average contract length is based on contracted machines at 31 March 2006 and 30 June 2006 in Australia and Indonesia

Emeco's Market Segments

- Growth in Australia and Canada has been achieved whilst maintaining diversity

FY07 Revenue Contribution



Rest of World 19%
Indonesia 5%
Australia 76%

FY07 Rental Revenue Contribution



Zinc 5%
Other 5%
Civil 13%
Oil 3%
Iron Ore 9%
Gold 20%
Coal 45%

Note: Oil includes conventional oil and gas, oil sands and infrastructure related to the production of oil from the oil sands

Agenda

1. Highlights
2. Financial Results
3. Operational Overview
4. Outlook

Emeco

Market Outlook

- **Emeco's primary markets are forecast to continue growing at between 4% – 10% p/a over the medium term**

Australian Coal



400
350
300
250
200
MT
CAGR – 4%
2005
2007F
2009F
2011F

Australian Gold



350
300
250
200
MT
CAGR – 5%
2005
2007F
2009F
2011F

Australian Iron Ore



450
400
350
300
250
200
MT
CAGR – 8%
2005
2007F
2009F
2011F

Australian Zinc



2250
2000
1750
1500
1250
1000
KT
CAGR – 9%
2005
2007F
2009F
2011F

Australian Copper



1500
1250
1000
750
KT
CAGR – 7%
2005
2007F
2009F
2011F

Canadian Oil Sands



5000
4000
3000
2000
1000
0
CAGR – 10%
2000
2005
2010F
2015F
2020F
Mining
In-Situ

Source: ABARE Commodity Outlook – March 2007 and CAPP – Canadian Crude Oil Production and Supply Forecasts 2006-2020 (May 2006)

Emeco

Growth Outlook

- Emeco is strongly positioned to grow through:
  - growth in volumes of earth moved in our primary markets
  - increasing customer acceptance and penetration of our rental model
  - developing our investments in new regions by:
    - establishing our presence and building on our brand and reputation
    - broadening our product offering
  - strategic geographic expansion with our customers or by acquisition
  - utilising our expanded global procurement capabilities to exploit arbitrage opportunities

Emeco™

Capital Expenditure Outlook

- Gross maintenance capital for FY08 is likely to be circa $100M
- Growth capital of up to $250M can be funded from existing facilities and free cash flow in FY08 as suitable investment opportunities arise, such as:
  - Organic Growth – Currently discussing opportunities with clients in excess of $100M
    - $25M has been committed as at the end of July
  - Additional investment required to establish:
    - rental and parts businesses in Europe
    - a parts business in USA
    - a presence in adjoining provinces in Canada
  - M&A opportunities in Australia

Emeco

Future Outlook

- **Emeco has an exciting future with significant growth potential**

Market Outlook ✓

- forecast CAGR 4% – 10% in primary markets over the next 5 years

Business Model ✓

- accepted by customers and scalable globally with high barriers to entry

People ✓

- talented, experienced, committed and motivated teams across our global businesses

Financing ✓

- strong balance sheet and cash flows enabling investment in growth without further equity

Returns on Investment ✓

- strict internal criteria to achieve growth whilst maintaining ROFE's

Strategy ✓

- grow and diversify our business model globally

Emeco


Emeco
"Helping you move the Earth"™
Q & A
KOMATSU
PC
3000

Emeco Holdings Limited

Market release
30 August 2007

Emeco achieves 44% year on year growth in EBITA and exceeds prospectus forecast NPATA by 6%

Emeco Holdings Ltd today reported results for the full year to 30 June 2007 delivering 44% year-on-year growth in EBITA, based on a 45% increase in consolidated revenue.

Financial performance highlights

	Pro-forma Actual	Prospectus Forecast	Pro-forma Actual	YOY Percentage change
	FY 2006	FY2007	FY2007	%
Revenue	382.8	524.5	554.4	44.8%
EBITDA	143.4	207.3	207.3	44.6%
EBITA	89.4	121.8	128.5	43.7%
NPATA	34.2	73.7	78.2*	128.7%
NPAT	23.7	70.3	74.7*	215.2%
Rental machines	814	884	1,013	24.4%
Machine sales	429	na	573	33.6%

* NPATA and NPAT include $1.3M profit after tax on the sale of Emeco's premises at Redcliffe in WA.

Emeco's Managing Director, Laurie Freedman, said, "Our revenue and earnings continued to grow strongly despite some challenges faced during the year from supply side constraints such as quarantine hold ups, tight labour market conditions, major rail and port bottlenecks and a rapidly strengthening Australian dollar. Currency movements reduced actual EBITDA by $3.3M and EBITA by $1.6M as compared to the exchange rate assumptions used in the prospectus forecast."

"Considering all of these factors, the Board and management are delighted with the results, particularly given we exceeded prospectus forecast earnings by 6%, resulting in pro-forma earning per share for the full year of 11.8 cents", he said.

Building for the long term

Mr Freedman added, "Notwithstanding our commitment to achieving prospectus forecasts, we maintained our focus on continuing to build Emeco into a world class sustainable global business. During the year, with this long term vision in mind, we pursued a number of major initiatives to deliver our commercial goals"

Capital expenditure and funds employed

	Pro-forma Actual	Prospectus Forecast	Pro-forma Actual
	FY2006	**FY2007**	**FY2007**
Capital expenditure	313.1	168.0	243.2
Maintenance	45.8	54.6	60.3
Growth	267.3	113.4	182.9
Net Working capital movement	52.0	37.4	72.0
Funds employed	627.9	708.6	782.3
ROFE EBITDA	29.7%	29.6%	27.8%
ROFE EBITA	18.5%	17.3%	17.3%

Investing in globalising the business

We invested $182.9 million in growth capital in 2007 of which $135.2 million was invested in organic growth and $47.7 million was invested in acquisitions. The size of Emeco's global fleet increased by 199 machines to 1013. Much of Emeco's organic growth was driven by demand from existing and new customers in Australia and Canada.

We also completed four strategically important acquisitions during the year.

In July 2006, we completed the acquisition of the Bevans business based in Orange NSW. In the same month, we acquired a large package of assets from TSM North America Inc. deployed under rental contracts in Kentucky and West Virginia in the USA. This latter acquisition has provided us with a platform to take advantage of growth opportunities and pursue our strategy to expand our business model throughout the Appalachian coal mining region.

In January 2007 we acquired the Euro Machinery businesses based in the Netherlands and fulfilled our strategic vision of establishing a truly global presence to support our procurement and distribution capabilities. Following the acquisition we transferred the business to a new state of the art machinery workshop, sales yard and office facility in Hardenberg, which is located 1½ hours by road from Amsterdam and Rotterdam, and in close proximity to key port facilities in the Netherlands, Belgium and Germany.

In late June 2007 we completed the acquisition of JK Mining's earth moving fleet and immediately put it to work at Kagara Zinc's Balcooma mine in Queensland. The acquisition of the JK Mining assets and their deployment with Kagara Zinc are important strategic developments for Emeco and further advanced our strategy of diversifying our resources sector exposure by pursuing opportunities to hire our machines and provide our services to base metal producers.

Reflective of our disciplined approach to capital management, Emeco maintained the quality of earnings on its growth capital investment with ROFE's for the full year in line with prospectus forecasts. In particular, the pricing environment remains extremely supportive with Emeco continuing to approach pricing responsibly and in the context of building long term relationships with its existing client base. While deployment lags have presented challenges for management throughout the year, we are optimistic deployment times will shorten in the coming year. We are also looking forward to a pick up in demand for equipment in Indonesia as new mining projects come on stream.

Furthermore, the growth capital expenditure through the year of $182.9 million positions Emeco well for 2008 with the additional $69.5 million above prospectus forecasts only partially contributing to the full year.

Investing in our people

We significantly stepped up our level of recruitment both in Australia and in our offshore operations during the 2007 financial year to ensure our continuing rapid growth was supported by the right people with the right skills. In Australia, the number of employees increased from 307 to more than 390, while in Canada we now have more than 50 employees compared with 29 at the start of the 2007 year. Similarly proportionate increases occurred in the US and Europe.

Emeco has always been committed to ensuring the safety of its employees, contractors and visitors. However, this year we reviewed our safety performance and decided we could do better. During the year we set about embedding in Emeco's culture as a core value the importance of excellent safety management. We committed additional people, resources and senior management attention to safety across the Emeco group. The results so far have been pleasing, however, the process of developing and improving safety systems is a continuous one which does not have an end date. I and my fellow directors will continue to take a direct and personal interest in this area.

Broadening our product offering

In the past 12 months we continued to experience an increasing level of demand for our rental fleet, particularly in Australia and Canada, and an increasing level of acceptance of the dry hire model amongst the end users of heavy earth moving equipment. Contrary to some market commentary, we are not seeing trends by the larger miners away from renting. In support of this, Emeco is experiencing a shift in customers towards large miners whilst contract tenure continues to lengthen, increasing to 14 months on average from 7 months at 31 March 2006.

We have also continued to refine our product offering and now offer a range of rental alternatives to our customers, from simple dry equipment hire to a full asset maintenance capability. This enhancement of our rental product range has resulted in the deepening of relationships with some existing customers, who are attracted by Emeco's fully maintained fleet offering, and was one of the primary drivers of the increased level of enquiry we experienced in Australia. We are also very pleased with the steady growth of our sales and spare parts businesses

Dividend and capital management

A fully franked final dividend of 2.5 cents per ordinary share has been declared by the Board, representing a 40% payout ratio based on the statutory net profit after tax for the second half of FY2007. The final dividend will be paid on 28 September 2007 on shares registered at 5.00pm on Tuesday 11 September 2007.

Gearing remains well within tolerance levels at 43.9% and pro-forma interest cover at 6.5x. Emeco's cash generative steady state profile continues to support its growth ambitions whilst maintaining conservative gearing levels. Management continue to expect to be able to fund growth investment consistent with historic levels through operating cashflow and existing debt facilities. Notwithstanding this, Emeco continues to explore more efficient means of financing its considerable portfolio of heavy earth moving equipment and more generally reduce its cost of capital.

Outlook – continuing growth

"Activity levels in Australia remain strong and we are experiencing an increase in activity and the levels of enquiry in Indonesia and Canada. Against this background we are looking to further revenue and profit growth in the year ahead as we continue geographic expansion and with increasing support for the growing range of Emeco's products and services", Mr Freedman said.

We see plenty of further growth opportunities in the Australian market to maintain the growth momentum that we have achieved here over the past five years. In addition our particular focus this year will be on growing our international operations in Canada, Europe, Indonesia and the US.

Emeco's recent growth has lifted it from 74th to 20th in the global rankings of rental companies. We are working on a number of opportunities, both organic and acquisition, which could deliver significant further growth for Emeco into the future.

Further enquiries should be directed to:

Mr Laurie Freedman
Managing Director and CEO
+61 8 9420 0222

Mr Robin Adair
Chief Financial Officer
+61 8 9420 0222

APPENDIX 4E
Preliminary Final report
Period Ended 30 June 2007

Name of entity

Emeco Holdings Limited

ABN or equivalent company reference

A.C.N. 112 188 815

Results for announcement to the market

Reporting Period: Year ended 30 June 2007 (Previous corresponding period: year ended 30 June 2006)

		% Change	2007 $A million	2006 $A million
Revenues from ordinary activities (*)	up	44.8%	554.4	382.8
Profit from ordinary activities after tax attributable to members of Emeco Group (*)	up	147.1%	56.1	22.7
Net profit for the period attributable to members of Emeco Group (*)	up	147.1%	56.1	22.7

Dividends

Date the dividend is payable	28 September 2007
Record date to determine entitlements to the dividend	11 September 2007

Amount per security

		Amount per security	Franked amount per security
Final Dividend:	Current year	2.5 cents	2.5 cents
	Previous year	Nil	Nil
		Amount per security	Franked amount per security
Interim Dividend:	Current year	1.0 cent	1.0 cent
	Previous year	Nil	Nil
		Amount per security	Franked amount per security
Total Dividend:	Current year	3.5 cents	3.5 cents
	Previous year	Nil	Nil

Brief explanation of any of the figures reported above:

(*) "Emeco Group" means the consolidated entities of Emeco Holdings Limited and Emeco (UK) Limited and covers the period where Emeco (UK) Limited was both a minority interest and when it was acquired as a subsidiary on 4 August 2006.

APPENDIX 4E
Preliminary Final report
Period Ended 30 June 2007

Ratios and Other Measures

NTA backing	Current Period	Previous corresponding Period
Net tangible asset backing per ordinary security [1]	$0.71	$0.11

[1] NTA for the current period is calculated based on the total ordinary shares of Emeco Holdings Limited. NTA for the previous corresponding period is based on the total issued shares of the Members of the Emeco Group as at 30 June 2006 and is therefore based on the pre-IPO capital structure of the Members of the Emeco Group. Emeco Holdings Ltd's pre-IPO capital structure differs significantly from its post-IPO capital structure and is therefore not comparable to the NTA calculated for the current period.

Details of loss of control of entities having material effect
No control over any entities was lost during the period.

Accounts
This report is based on accounts that have been audited.

Commentary on Results
For commentary on the results of the Emeco Group, refer to the accompanying media release, audited financial report and directors' report.

END